UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2022
Commission file number
001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.
(Translation of registrant’s name into English)

1-2,
Marunouchi
1-chome,
Chiyoda-ku,
Tokyo
100-0005,
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or
Form 40-F:    Form
20-F  ☒    or    Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):    ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):    ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b)
under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
THIS REPORT ON FORM
6-K
SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM
F-3
(FILE NO.
333-261754)
AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit number
101. INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101. SCH	Inline XBRL Taxonomy Extension Schema

101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101. LAB	Inline XBRL Taxonomy Extension Label Linkbase

101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Interim Report on Form 6-K for the six months ended September 30, 2022, has been formatted in Inline XBRL

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Toru Nakashima
Name: Toru Nakashima
Title: Senior Managing Corporate Executive Officer Group Chief Financial Officer
Date: December 20, 2022

This document contains a review of our financial condition and results of operations for the six months ended September 30, 2022.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (the “Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will,” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on
Form 20-F
and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

FINANCIAL REVIEW
Sumitomo Mitsui Financial Group, Inc. (“we,” “us,” “our,” the “Company” or “SMFG”) is a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”), SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), SMBC Finance Service Co., Ltd. (“SMBC Finance Service”), SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”), The Japan Research Institute, Limited (“The Japan Research Institute”), Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”) and other subsidiaries and affiliates. Through our subsidiaries and affiliates, we offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services. References to the “SMBC Group” are to us and our subsidiaries and affiliates taken as a whole.
RECENT DEVELOPMENTS
Operating Environment
Economic Environment
Our results of operations and financial condition are significantly affected by developments in Japan as well as the global economy.
The Japanese economy, as a whole, showed signs of recovery in the six months ended September 30, 2022. This was primarily due to a gradual increase in economic activity reflecting the easing of the restrictions related to
COVID-19.
However, the pace of its recovery slowed in the latter half of the period, primarily due to the spread of the Omicron variant of
COVID-19
in Japan and sustained high commodity prices largely caused by Russia’s aggression against Ukraine.
The following table presents the
quarter-on-quarter
growth rates of Japanese gross domestic product (“GDP”) from the third quarter ended December 31, 2020 for the fiscal year ended March 31, 2021 through the second quarter ended September 30, 2022 for the fiscal year ending March 31, 2023, based on data published in December 2022 by the Cabinet Office of the Government of Japan.

	For the fiscal year ended/ending March 31,
	2021		2022				2023
	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
Japanese GDP	1.9%	(0.1%)	0.3%	(0.5%)	1.2%	(0.5%)	1.1%	(0.2%)
Japanese GDP increased by 1.1% on a
quarter-on-quarter
basis for the first quarter ended June 30, 2022, primarily due to an increase in private consumption reflecting the easing of the restrictions related to
COVID-19.
However, it decreased by 0.2% for the second quarter ended September 30, 2022. This was primarily due to increases in imports of services, the declining growth in private consumption reflecting the spread of the Omicron variant of
COVID-19
in Japan and sustained high commodity prices.
The employment situation was relatively weak. The active job openings-to-applicants
ratio published by the Ministry of Health, Labour and Welfare of Japan slightly increased for the six months ended September 30, 2022. The unemployment rate in September 2022 was 2.6%, the same as in
March 2022, based on the data published in October 2022 by the Statistics Bureau of Japan. Further, for the first quarter ended June 30, 2022 and the second quarter ended September 30, 2022, the compensation of employees decreased, on a quarter-on-quarter
basis, by 0.3% and 0.2%, respectively.
According to Teikoku Databank, a research institution in Japan, there were approximately 3,100 corporate bankruptcies in Japan for the six months ended September 30, 2022, an increase of 6.3% from the same period in the previous year, involving approximately ¥1.8 trillion in total liabilities, an increase of 205.3% from the same period in the previous year.

Interest rates in Japanese financial and capital markets are affected by the monetary policy measures of the Bank of Japan (“BOJ”). In January 2016, in addition to the existing provision of ample funds, the BOJ announced the introduction of “quantitative and qualitative monetary easing with a negative interest rate.” Thereafter, the BOJ announced the introduction of a new policy framework, “quantitative and qualitative monetary easing with yield curve control” in September 2016. Under this policy framework, the BOJ would keep short-term interest rates down by maintaining its policy of applying a negative interest rate of minus 0.1% to certain excess reserves of financial institutions held at the BOJ. Moreover, the BOJ indicated it would purchase Japanese government bonds so that the yield of the
10-year
Japanese government bonds would be close to around 0% to control long-term interest rates. In July 2018, the BOJ decided to introduce forward guidance for policy rates with a view to persistently continuing with powerful monetary easing. Further, in October 2019, the BOJ amended its forward guidance to indicate that it expects short- and long-term interest rates to remain at or below their present levels so long as the BOJ believes it is necessary to pay close attention to the possibility of a loss in momentum toward achieving its 2% price stability target. In March 2020, the BOJ announced “enhancement of monetary easing in light of the impact of the outbreak of
COVID-19.”
Thereafter, in April and May 2020, the BOJ decided to further enhance monetary easing and introduce measures to support corporate financing. Moreover, in March 2021, the BOJ announced the establishment of a scheme to apply interest rates, which would be linked to the short-term policy interest rate, as an incentive to a certain amount of financial institutions’ current account balances, based on the recognition of the importance of continuing with monetary easing in a sustainable manner and making nimble and effective responses to counter changes in developments in economic activity and prices, as well as in financial conditions. In addition, the BOJ made clear that the range of the
10-year
Japanese government bonds yield fluctuations would be between around plus and minus 0.25% from the target level. Under such circumstances, the uncollateralized overnight call rate, which is the benchmark for short-term interest rates, remained negative for the six months ended September 30, 2022. The yield on newly issued Japanese government bonds with a maturity of 10 years, which is the benchmark for long-term interest rates, was around 0.2% for the same period, and was 0.24% at September 30, 2022. This is close to the BOJ’s upper limit target of yield fluctuations.
The yen depreciated against the U.S. dollar from ¥121.64 at March 31, 2022 to ¥144.32 at September 30, 2022, according to the statistical data published by the BOJ.
The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange, fell from ¥27,821.43 at March 31, 2022 to ¥25,937.21 at September 30, 2022.
According to a report published by the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average residential land price and the average commercial land price in Japan increased by 0.1% and 0.5%, respectively, from July 1, 2021 to July 1, 2022.
For the six months ended September 30, 2022, the global economy, as a whole, recovered gradually, primarily due to an increase in private consumption reflecting the easing of restrictions related to
COVID-19.
However, the pace of its recovery was slow primarily due to downward pressure on the global economy affected by higher commodity prices and the continuous global monetary tightening. The U.S. economy slightly shrank in the first half of the six months ended September 30, 2022, primarily due to a decrease in private residential investments and changes in private inventories. Although increasing inflation and the subsequent monetary tightening put downward pressure on the U.S. economy, it recovered gradually in the latter half of the period, primarily due to an increase in private consumption supported by the good employment situation. The European economy recovered gradually in the first half of the six months ended September 30, 2022, primarily due to an increase in private consumption reflecting the easing of restrictions related to
COVID-19.
However, the pace of its recovery was relatively weak in the latter half of the period, primarily due to downward pressure on the European economy, which has experienced higher energy prices caused by Russia’s aggression against Ukraine. In Asia, the Chinese economy slowed down in the first half of the six months ended September 30, 2022, due to the zero-COVID
policy, which includes restrictions such as the restraint on movement. However, it showed signs of picking up in the latter half of the six months ended September 30, 2022, primarily due to an increase in private consumption reflecting the easing of restrictions related to
COVID-19.
Asian economies other than China, as a whole, recovered gradually, primarily due to the resumption of economic activity reflecting the easing of restrictions related to
COVID-19
for the six months ended September 30, 2022.
On December 8, 2022, Fitch Ratings Japan Limited (“Fitch”) downgraded the long-term issuer default ratings of SMFG and SMBC to
“A-”
from “A,” primarily due to our weakened capitalization. For more information about our credit ratings, see “Operating Results and Financial Condition—Liquidity.”
Regulatory Environment
In addition to economic factors and conditions, we expect that our results of operations and financial condition will be significantly affected by regulatory trends.
Capital Adequacy Requirements
Each year, the Financial Stability Board (“FSB”) publishes a list of global financial institutions that it has identified as Global Systemically Important Banks
(“G-SIBs”)
based on the methodology issued by the Basel Committee on Banking Supervision (“BCBS”).
G-SIBs
included on the list are required to maintain an amount of Common Equity Tier 1 (“CET1”) capital above the Basel III minimum requirement and applicable capital conservation buffer to discourage such financial institutions from becoming even more systemically important. This is commonly known as the
G-SIB
capital surcharge.
The
G-SIB
capital surcharge ranges from 1% to 2.5% of additional CET1 capital as a percentage of risk-weighted assets based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB.
We have been included in the list of
G-SIBs
each year since the initial list was published in November 2011 and were included on the list published in November 2022. Based on that list, the additional CET1 capital as a percentage of risk-weighted assets we are currently required to maintain is 1%.
On July 15, 2022 and November 11, 2022, the Financial Services Agency of Japan (“FSA”) published amendments to its guidelines for the leverage ratio. For further details, see “—Operating Results and Financial Condition—Capital Management.”
Developments Related to Our Business
Regulatory and Legal Developments
On October 7, 2022, the FSA announced administrative actions against SMBC Nikko Securities, SMBC and SMFG in relation to findings by the Securities and Exchange Surveillance Commission of Japan (“SESC”) of multiple violations of the Financial Instruments and Exchange Act (“FIEA”). The violations identified by the SESC included, among others, improper stabilization activity and related deficiencies in transaction monitoring and business practices by SMBC Nikko Securities in connection with a series of “block offer” transactions in publicly listed securities (collectively, the “market manipulation conduct”). Separately from the market manipulation conduct, the SESC found that SMBC Nikko Securities committed violations of the so-called
“firewall regulations” of the FIEA, in connection with impermissible sharing of customer information between SMBC Nikko Securities and SMBC.
The FSA’s administrative actions consist of:

•
SMBC Nikko business suspension order
. The FSA issued a business suspension order to SMBC Nikko Securities generally prohibiting it from engaging in new business relating to block offer transactions for the period from October 7, 2022 to January 6, 2023.

•
SMBC Nikko business improvement order
. The FSA issued business improvement orders to SMBC Nikko Securities in connection with the market manipulation conduct and the firewall regulation violations. Among others, the orders require SMBC Nikko Securities to perform root cause analyses of the causes of the respective violations and to formulate and implement business improvement plans to strengthen management oversight and internal controls and foster improvements in the compliance culture of the organization.

•
SMFG improvement measures order
. The FSA issued an improvement measures order to SMFG in connection with the market manipulation conduct. The order requires SMFG to implement certain oversight measures that are aimed at securing the appropriate and sound business operations of SMBC Nikko Securities.

•
SMFG and SMBC reporting orders
. In connection with the firewall regulations violations, the FSA issued requests for reports to SMFG, in its capacity as a designated major shareholder of SMBC and a bank holding company, and to SMBC. Among other items, the reports must present an analysis of the facts and causes of the violations and proposed measures to prevent reoccurrence of the violations.

Refer to our reports on Form
6-K
dated October 7, 2022 for more information about the FSA’s administrative actions.
The SMBC Group takes these administrative actions seriously and has been cooperating with the FSA to formulate, submit and implement business improvement plans within the required timeframes. Specifically, on November 4, 2022, SMFG, SMBC and SMBC Nikko Securities timely submitted plans and/or reports to the FSA as required by the respective orders. Each is further required to provide periodic status reports to the FSA on the implementation of the measures detailed therein. In addition, SMFG, SMBC and SMBC Nikko Securities announced reductions in the remuneration of certain executives, among other internal disciplinary actions. Refer to our reports on Form
6-K
dated November 4, 2022 for more information about the SMBC Group’s submissions to the FSA. With regard to the business suspension order issued to SMBC Nikko Securities, SMBC Nikko Securities intends to continue its full compliance with the three-month suspension of any new block offer business. Although we, SMBC and SMBC Nikko Securities are striving to implement remediation measures that address the concerns identified in the FSA orders, there is no guarantee that the FSA will consider the proposed measures and our implementation progress to be satisfactory, or that additional deficiencies will not be uncovered in the process, and it is possible that additional sanctions may be imposed on us or our group companies in the future.
As previously disclosed, a criminal proceeding is ongoing before the Tokyo District Court, in which SMBC Nikko Securities and several of its former and current officers and employees have been prosecuted for alleged FIEA violations arising out of the market manipulation conduct referred to in the FSA’s administrative actions mentioned above. The first hearing in the trial was conducted on October 28, 2022, at which SMBC Nikko Securities admitted culpability with respect to the charges. The final outcome of the ongoing criminal proceeding, including any penalties that may be imposed by the Tokyo District Court, remains uncertain. We and our group companies have experienced and may continue to experience reputational harm as a result of this criminal proceeding and the administrative actions of the FSA, which have resulted and may continue to result in reduced business opportunities with current and prospective clients.
See “Item 3.D. Risk Factors—Risks Related to Our Business—Adverse regulatory developments or changes in government policies could have a negative impact on our results of operations,” “—Fraud, misconduct or other unlawful behavior by directors, officers and employees or third parties could subject us to losses and regulatory sanctions,” “—Our business could be adversely affected by litigation and regulatory proceedings globally,” “—Damage to our reputation may have an adverse effect on our business and results of operations” and “Item 4.B. Business Overview—Regulations in Japan—Other Regulations Related to Our Business—Financial Instruments and Exchange Act of Japan” in our most recent annual report on Form
20-F
for a description of the potential impact of such developments on our business, results of operations and financial condition.

Repurchase and Cancellation of Own Shares
On November 14, 2022, we announced the progress of the repurchase of our own shares pursuant to the resolution of our board of directors held on November 12, 2021. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 33,000,000 shares of our common stock and (ii) an aggregate of ¥100 billion between November 15, 2021 and November 11, 2022. However, our share repurchases were suspended during periods in which we may have been deemed to hold material non-public
information. As a result, the repurchase period beginning November 15, 2021 ended without any repurchase of shares.
Simultaneously, we announced that our board of directors resolved to repurchase shares of our common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 61,000,000 shares of our common stock and (ii) an aggregate of ¥200 billion between November 15, 2022 and May 31, 2023. The cancellation of the repurchased shares is scheduled on June 20, 2023. During November 2022, we entered into contracts to repurchase 4,593,700 shares of common stock for ¥21 billion in aggregate.
Accounting Changes
See Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

OPERATING RESULTS AND FINANCIAL CONDITION
The figures in our operating results and financial condition presented below are prepared in accordance with IFRS as issued by the International Accounting Standards Board, except for the risk-weighted capital ratios, the segment results of operation and some other specifically identified information, which are prepared in accordance with Japanese banking regulations or accounting principles generally accepted in Japan (“Japanese GAAP”), and expressed in Japanese yen, unless otherwise stated or the context otherwise requires.
Executive Summary
Under the economic and financial circumstances described in “Recent Developments—Operating Environment,” we made a profit through our business activities including commercial banking and other financial services businesses. Our total operating income increased by ¥656,455 million from ¥1,506,179 million for the six months ended September 30, 2021 to ¥2,162,634 million for the six months ended September 30, 2022, primarily due to increases in net interest income and net trading income. Our net profit increased by ¥408,800 million from ¥368,594 million for the six months ended September 30, 2021 to ¥777,394 million for the six months ended September 30, 2022, primarily due to the increase in total operating income described above, which was partially offset by increases in operating expenses and income tax expense.
Our total assets increased by ¥12,104,205 million from ¥248,160,847 million at March 31, 2022 to ¥260,265,052 million at September 30, 2022, primarily due to an increase in loans and advances.
Our total liabilities increased by ¥11,256,363 million from ¥235,379,155 million at March 31, 2022 to ¥246,635,518 million at September 30, 2022, primarily due to increases in deposits and derivative financial instruments, which was partially offset by a decrease in borrowings.
Our total equity increased by ¥847,842 million from ¥12,781,692 million at March 31, 2022 to ¥13,629,534 million at September 30, 2022, primarily due to an increase in retained earnings.

Operating Results
The following table presents information as to our income, expenses and net profit for the six months ended September 30, 2022 and 2021.

	For the six months ended September 30,
	2022	2021

	(In millions, except per share data)
Interest income	¥1,424,087	¥843,712
Interest expense	573,910	139,973

Net interest income	850,177	703,739

Fee and commission income	607,546	608,157
Fee and commission expense	112,737	113,484

Net fee and commission income	494,809	494,673

Net trading income	565,037	94,980
Net income from financial assets and liabilities at fair value through profit or loss	171,708	97,643
Net investment income (loss)	(4,915)	62,549
Other income	85,818	52,595

Total operating income	2,162,634	1,506,179

Impairment charges on financial assets	88,025	18,770

Net operating income	2,074,609	1,487,409

General and administrative expenses	948,612	879,731
Other expenses	162,686	126,224

Operating expenses	1,111,298	1,005,955

Share of post-tax profit of associates and joint ventures	61,241	27,899

Profit before tax	1,024,552	509,353

Income tax expense	247,158	140,759

Net profit	¥777,394	¥368,594

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥762,185	¥361,393
Non-controlling interests	9,603	1,836
Other equity instruments holders	5,606	5,365

Earnings per share:
Basic	¥555.91	¥263.66
Diluted	555.72	263.55
Total operating income increased by ¥656,455 million, or 44%, from ¥1,506,179 million for the six months ended September 30, 2021 to ¥2,162,634 million for the six months ended September 30, 2022, primarily due to increases in net interest income and net trading income. Although impairment charges on financial assets increased, net operating income also increased by ¥587,200 million from ¥1,487,409 million for the six months ended September 30, 2021, to ¥2,074,609 million for the six months ended September 30, 2022.
Net profit increased by ¥408,800 million from ¥368,594 million for the six months ended September 30, 2021 to ¥777,394 million for the six months ended September 30, 2022, as a result of the increase in net operating income described above, which was partially offset by increases in general and administrative expenses and income tax expense.

Net Interest Income
The following tables show the average balances of our statement of financial position items, related interest income, interest expense, net interest income and average annualized interest rates for the six months ended September 30, 2022 and 2021.

	For the six months ended September 30,
	2022			2021
	Average balance (3)	Interest income	Average rate	Average balance (3)	Interest income	Average rate

	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥844,795	¥2,371	0.56%	¥913,488	¥1,093	0.24%
Foreign offices	11,158,056	86,580	1.55%	6,550,680	7,026	0.21%

Total	12,002,851	88,951	1.48%	7,464,168	8,119	0.22%

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	9,949,229	3,817	0.08%	10,293,325	(2,110)	(0.04%	)
Foreign offices	4,569,739	25,855	1.13%	3,739,481	10,637	0.57%

Total	14,518,968	29,672	0.41%	14,032,806	8,527	0.12%

Investment securities (1) :
Domestic offices	21,184,849	37,279	0.35%	19,729,366	21,161	0.21%
Foreign offices	6,147,879	55,133	1.79%	5,335,167	37,595	1.41%

Total	27,332,728	92,412	0.68%	25,064,533	58,756	0.47%

Loans and advances (2) :
Domestic offices	65,974,666	465,097	1.41%	62,891,663	414,167	1.32%
Foreign offices	45,378,263	747,955	3.30%	33,980,939	354,143	2.08%

Total	111,352,929	1,213,052	2.18%	96,872,602	768,310	1.59%

Total interest-earning assets:
Domestic offices	97,953,539	508,564	1.04%	93,827,842	434,311	0.93%
Foreign offices	67,253,937	915,523	2.72%	49,606,267	409,401	1.65%

Total	¥165,207,476	¥1,424,087	1.72%	¥143,434,109	¥843,712	1.18%

	For the six months ended September 30,
	2022			2021
	Average balance (3)	Interest expense	Average rate	Average balance (3)	Interest expense	Average rate

	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥100,678,351	¥25,551	0.05%	¥96,524,376	¥4,483	0.01%
Foreign offices	35,785,345	261,739	1.46%	30,240,244	44,367	0.29%

Total	136,463,696	287,290	0.42%	126,764,620	48,850	0.08%

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	10,968,681	34,093	0.62%	10,955,227	(975)	(0.02%	)
Foreign offices	8,290,399	53,582	1.29%	6,088,101	1,941	0.06%

Total	19,259,080	87,675	0.91%	17,043,328	966	0.01%

Borrowings and other interest-bearing liabilities:
Domestic offices	19,392,604	27,754	0.29%	19,111,918	15,091	0.16%
Foreign offices	818,075	31,299	7.65%	831,375	8,182	1.97%

Total	20,210,679	59,053	0.58%	19,943,293	23,273	0.23%

Debt securities in issue:
Domestic offices	8,160,989	112,072	2.75%	9,161,443	45,983	1.00%
Foreign offices	2,278,082	16,667	1.46%	2,113,310	2,034	0.19%

Total	10,439,071	128,739	2.47%	11,274,753	48,017	0.85%

Premiums for deposit insurance:
Domestic offices	—	10,074	—	—	18,020	—
Foreign offices	—	1,079	—	—	847	—

Total	—	11,153	—	—	18,867	—

Total interest-bearing liabilities:
Domestic offices	139,200,625	209,544	0.30%	135,752,964	82,602	0.12%
Foreign offices	47,171,901	364,366	1.54%	39,273,030	57,371	0.29%

Total	¥186,372,526	¥573,910	0.62%	¥175,025,994	¥139,973	0.16%

Net interest income and interest rate spread		¥850,177	1.10%		¥703,739	1.02%

(1)
Taxable investment securities and
non-taxable
investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt
obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

(2)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees (costs) is included in interest income on loans and advances.
(3)
Average balances are generally based on a daily average. Weekly, month-end
or
quarter-end
averages are used for certain average balances where it is not practical to obtain applicable daily averages. The allocations of amounts between domestic and foreign are based on the location of the office.

The following tables show changes in our interest income, interest expense and net interest income based on changes in volume and changes in rate for the six months ended September 30, 2022 compared to the six months ended September 30, 2021.

	Six months ended September 30, 2022 compared to six months ended September 30, 2021 Increase / (decrease)
	Volume	Rate	Net change

	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥(88)	¥1,366	¥1,278
Foreign offices	7,903	71,651	79,554

Total	7,815	73,017	80,832

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	67	5,860	5,927
Foreign offices	2,795	12,423	15,218

Total	2,862	18,283	21,145

Investment securities:
Domestic offices	1,630	14,488	16,118
Foreign offices	6,287	11,251	17,538

Total	7,917	25,739	33,656

Loans and advances:
Domestic offices	20,928	30,002	50,930
Foreign offices	143,825	249,987	393,812

Total	164,753	279,989	444,742

Total interest income:
Domestic offices	22,537	51,716	74,253
Foreign offices	160,810	345,312	506,122

Total	¥183,347	¥397,028	¥580,375

	Six months ended September 30, 2022 compared to six months ended September 30, 2021 Increase / (decrease)
	Volume	Rate	Net change

	(In millions)
Interest expense:
Deposits:
Domestic offices	¥217	¥20,851	¥21,068
Foreign offices	9,451	207,921	217,372

Total	9,668	228,772	238,440

Call money and bills sold, repurchase agreements and cash collateral on securities lent:
Domestic offices	(1)	35,069	35,068
Foreign offices	896	50,745	51,641

Total	895	85,814	86,709

Borrowings and other interest-bearing liabilities:
Domestic offices	228	12,435	12,663
Foreign offices	(133)	23,250	23,117

Total	95	35,685	35,780

Debt securities in issue:
Domestic offices	(5,649)	71,738	66,089
Foreign offices	5,011	9,622	14,633

Total	(638)	81,360	80,722

Premiums for deposit insurance:
Domestic offices	(7,946)	—	(7,946)
Foreign offices	232	—	232

Total	(7,714)	—	(7,714)

Total interest expense:
Domestic offices	(13,151)	140,093	126,942
Foreign offices	15,457	291,538	306,995

Total	¥2,306	¥431,631	¥433,937

Net interest income:
Domestic offices	¥35,688	¥(88,377)	¥(52,689)
Foreign offices	145,353	53,774	199,127

Total	¥181,041	¥(34,603)	¥146,438

Interest Income
Our interest income increased by ¥580,375 million, or 69%, from ¥843,712 million for the six months ended September 30, 2021 to ¥1,424,087 million for the six months ended September 30, 2022. This increase was primarily due to an increase in interest income on loans and advances of ¥444,742 million, or 58%. Interest income on loans and advances increased by ¥50,930 million, or 12% at domestic offices and by ¥393,812 million, or 111% at foreign offices. The increases were primarily due to an increase in the average rate of loans at foreign offices, reflecting an increase in the market interest rate, and partially due to an increase in the average balance of loans to domestic corporate customers as a result of our responses to their financing needs arising from higher commodity prices.

Interest Expense
Our interest expense increased by ¥433,937 million, or 310%, from ¥139,973 million for the six months ended September 30, 2021 to ¥573,910 million for the six months ended September 30, 2022, primarily due to an increase in interest expense on deposits. Our interest expense on deposits increased by ¥238,440 million, or 488%, from ¥48,850 million for the six months ended September 30, 2021 to ¥287,290 million for the six months ended September 30, 2022, primarily due to an increase in the average rate of deposit, reflecting an increase in the market interest rate.
Net Interest Income
Our net interest income increased by ¥146,438 million, or 21%, from ¥703,739 million for the six months ended September 30, 2021 to ¥850,177 million for the six months ended September 30, 2022. This was primarily due to an increase in the average rate of interest-earning assets, primarily loans and advances.
From the six months ended September 30, 2021 to the six months ended September 30, 2022, the average rate on loans and advances at domestic offices increased by 0.09 percentage points from 1.32% to 1.41%. The average rate on loans and advances at foreign offices increased by 1.22 percentage points from 2.08% to 3.30%, resulting in the total for loans and advances increasing by 0.59 percentage points from 1.59% to 2.18%. On the other hand, the average rate on deposits increased by 0.34 percentage points from 0.08% to 0.42%, primarily due to an increase in the average rate on deposits at foreign offices of 1.17 percentage points from 0.29% to 1.46%.
Net Fee and Commission Income
The following table sets forth our net fee and commission income for the six months ended September 30, 2022 and 2021.

	For the six months ended September 30,
	2022	2021

	(In millions)
Fee and commission income from:
Loans	¥68,340	¥60,585
Credit card business	181,965	160,119
Guarantees	35,386	32,579
Securities-related business	55,537	84,673
Deposits	8,560	8,300
Remittances and transfers	73,526	72,036
Safe deposits	2,051	2,021
Trust fees	3,044	2,631
Investment trusts	74,220	93,860
Agency	4,630	4,574
Others	100,287	86,779

Total fee and commission income	607,546	608,157

Fee and commission expense from:
Remittances and transfers	14,309	20,988
Others	98,428	92,496

Total fee and commission expense	112,737	113,484

Net fee and commission income	¥494,809	¥494,673

Fee and commission income decreased by ¥611 million from ¥608,157 million for the six months ended September 30, 2021 to ¥607,546 million for the six months ended September 30, 2022. Primary sources of fee and commission income are fees obtained through our credit card business, fees and commissions obtained through investment trusts, remittance and transfer fees, loan transaction fees, and fees and commissions obtained through securities-related business. The decrease in fee and commission income was primarily due to decreases in fees and commissions obtained through securities-related business and fees and commissions obtained through investment trusts reflecting the lower investment appetite in the wealth management businesses, which were partially offset by an increase in income from the credit card business reflecting the increase in cashless payments.
Fee and commission expense decreased by ¥747 million, or 1%, from ¥113,484 million for the six months ended September 30, 2021 to ¥112,737 million for the six months ended September 30, 2022.
As a result, net fee and commission income increased by ¥136 million from ¥494,673 million for the six months ended September 30, 2021 to ¥494,809 million for the six months ended September 30, 2022.
Net Income from Trading, Financial Assets and Liabilities at Fair Value Through Profit or Loss, and Investment Securities
The following table sets forth our net income from trading, financial assets and liabilities at fair value through profit or loss, and investment securities for the six months ended September 30, 2022 and 2021.

	For the six months ended September 30,
	2022	2021

	(In millions)
Net trading income:
Interest rate	¥284,254	¥77,974
Foreign exchange	335,488	(19,312)
Equity	(56,203)	37,542
Credit	830	(1,119)
Others	668	(105)

Total net trading income	¥565,037	¥94,980

Net income from financial assets and liabilities at fair value through profit or loss:
Net income from financial assets at fair value through profit or loss:
Net income from debt instruments	¥102,831	¥99,650
Net income from equity instruments	464	1,355
Net income (loss) from financial liabilities designated at fair value through profit or loss	68,413	(3,362)

Total net income from financial assets and liabilities at fair value through profit or loss	¥171,708	¥97,643

Net investment income (loss):
Net gain (loss) from disposal of debt instruments	¥(54,143)	¥21,134
Dividend income	49,228	41,415

Total net investment income (loss)	¥(4,915)	¥62,549

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, increased by ¥470,057 million from ¥94,980 million for the six months ended September 30, 2021 to ¥565,037 million for the six months ended September 30, 2022. The increase was primarily due to an increase in net trading income from foreign exchange transactions and interest rate related transactions, which was partially offset by a decrease in net trading income from equity related transactions.

We have carried out hedging transactions mainly to hedge the interest rate risk of financial assets and liabilities and the foreign exchange risk of foreign currency denominated assets and liabilities. Of those hedges, economic hedges are economically effective for risk management but are not accounted for as hedge accounting under IFRS.
As for the economic hedges against the interest rate risk, hedged items include loans and deposits and hedging instruments are derivative financial instruments such as interest rate swaps. As for the economic hedges against the foreign exchange risk, hedged items are foreign currency denominated assets and liabilities and hedging instruments are currency derivatives. The economic hedge transactions may lead to accounting mismatches (i.e., when the gains or losses on the hedged items and hedging instruments do not arise at the same time, or the hedged items and hedging instruments do not offset each other either in profit or loss, or in other comprehensive income), and may result in significant fluctuations in net trading income.
Net income from financial assets and liabilities at fair value through profit or loss increased by ¥74,065 million from ¥97,643 million for the six months ended September 30, 2021 to ¥171,708 million for the six months ended September 30, 2022. This was primarily due to an increase in net gains from changes in the fair value of debt securities in issue designated at fair value through profit or loss.
Net investment income (loss) decreased by ¥67,464 million from a net income of ¥62,549 million for the six months ended September 30, 2021 to a net loss of ¥4,915 million for the six months ended September 30, 2022. This was primarily due to an increase in losses from sales of foreign bonds.
Impairment Charges on Financial Assets
The following table sets forth our impairment charges (reversals) on financial assets for the six months ended September 30, 2022 and 2021.

	For the six months ended September 30,
	2022	2021

	(In millions)
Loans and advances	¥86,989	¥13,855
Loan commitments	(7,429)	7,694
Financial guarantees	8,465	(2,779)

Total impairment charges on financial assets	¥88,025	¥18,770

Our impairment charges on financial assets consist of losses relating to loans and advances, loan commitments and financial guarantee contracts. Impairment charges on these financial assets are mainly affected by the economic environment and financial conditions of borrowers.
Impairment charges on financial assets increased by ¥69,255 million from ¥18,770 million for the six months ended September 30, 2021 to ¥88,025 million for the six months ended September 30, 2022, primarily due to an increase in impairment charges on loans and advances. The increase was primarily due to an increase in the provision for loan losses related to some large borrowers. For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

General and Administrative Expenses
The following table sets forth our general and administrative expenses for the six months ended September 30, 2022 and 2021.

	For the six months ended September 30,
	2022	2021

	(In millions)
Personnel expenses	¥449,445	¥409,435
Depreciation and amortization	129,388	131,234
Building and maintenance expenses	3,460	4,502
Supplies expenses	7,002	7,766
Communication expenses	15,101	15,972
Publicity and advertising expenses	64,179	58,117
Taxes and dues	43,988	42,861
Outsourcing expenses	59,456	54,021
Office equipment expenses	34,737	30,258
Others	141,856	125,565

Total general and administrative expenses	¥948,612	¥879,731

General and administrative expenses increased by ¥68,881 million, or 8%, from ¥879,731 million for the six months ended September 30, 2021 to ¥948,612 million for the six months ended September 30, 2022. The increase was primarily due to the combined general and administrative expenses of Fullerton India, which became our subsidiary in November 2021, the higher marketing costs in our credit card business which is successfully increasing new customers, and the effects of changes in foreign exchange rates resulting from the depreciation of the yen.
Share of
Post-tax
Profit of Associates and Joint Ventures
Share of
post-tax
profit of associates and joint ventures increased by ¥33,342 million from ¥27,899 million for the six months ended September 30, 2021 to ¥61,241 million for the six months ended September 30, 2022, primarily due to an increase in share of the profit of associates and joint ventures engaged in leasing business.
Income Tax Expense
Income tax expense increased by ¥106,399 million from ¥140,759 million for the six months ended September 30, 2021 to ¥247,158 million for the six months ended September 30, 2022. The increase was primarily due to an increase in deferred tax expense resulting from an increase in taxable temporary differences attributable to derivative financial instruments.
Business Segment Analysis
Our business segment information is prepared based on the internal reporting system utilized by our management to assess the performance of our business segments under Japanese GAAP.
We have four main business segments: the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, with the remaining operations recorded in Head office account and others.
Since figures reported to management are prepared under Japanese GAAP, the segment information does not agree to the figures in the consolidated financial statements under IFRS. This difference is addressed in Note 4 “Segment Analysis—Reconciliation of Segmental Results of Operations to Consolidated Income Statements” to our consolidated financial statements included elsewhere in this report.

Description of Business Segments
Wholesale Business Unit
The Wholesale Business Unit provides comprehensive solutions primarily for corporate clients in Japan that respond to wide-ranging client needs in relation to financing, investment management, risk hedging, settlement, M&A and other advisory services, digital services and leasing services. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities, Sumitomo Mitsui Card and SMBC Finance Service.
Retail Business Unit
The Retail Business Unit provides financial services to consumers residing in Japan and mainly consists of the retail businesses of SMBC, SMBC Trust Bank, SMBC Nikko Securities, Sumitomo Mitsui Card, SMBC Finance Service and SMBC Consumer Finance. This business unit offers a wide range of products and services for consumers, including wealth management services, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers.
Global Business Unit
The Global Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese
companies, financial institutions and government agencies and public corporations of various countries. This business unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives, global cash management services, leasing services, underwriting activities, Japanese stock brokerage and M&A advisory services. This business unit mainly consists of the global businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries.
Global Markets Business Unit
The Global Markets Business Unit offers solutions through foreign exchange products, derivatives, bonds, stocks and other marketable financial products, and also undertakes asset liability management operations, which help comprehensively control balance sheet liquidity risks and interest rate risks. This business unit consists of the Treasury Unit of SMBC and the global markets businesses of SMBC Nikko Securities.
Head office account and others
The Head office account and others represent the difference between the aggregate of the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, and the Group as a whole. It mainly consists of administrative expenses related to headquarters operations and profit or loss from other subsidiaries including The Japan Research Institute and SMDAM. It also includes the elimination items related to internal transactions between the Group companies.
Segmental Results of Operations
The following tables show our results of operations by business segment for the six months ended September 30, 2022 and 2021.

For the six months ended September 30, 2022:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥367.4	¥553.8	¥601.1	¥266.0	¥(155.9)	¥1,632.4
General and administrative expenses	(145.5)	(456.2)	(314.7)	(56.7)	10.5	(962.6)
Others (2)	37.3	2.1	46.0	15.4	(48.7)	52.1

Consolidated net business profit	¥259.2	¥99.7	¥332.4	¥224.7	¥(194.1)	¥721.9

For the six months ended September 30, 2021:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥329.5	¥568.1	¥394.5	¥250.9	¥(111.7)	¥1,431.3
General and administrative expenses	(148.9)	(464.9)	(213.9)	(43.0)	(5.2)	(875.9)
Others (2)	30.3	0.8	25.1	17.6	(43.1)	30.7

Consolidated net business profit	¥210.9	¥104.0	¥205.7	¥225.5	¥(160.0)	¥586.1

(1)
Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)
“Others” includes share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss, that is, profit and loss double counted within our business segments in the managerial accounting.

The following are explanations of our results of operations by business segment for the six months ended September 30, 2022. It also includes the changes from the same period in the previous year, which are adjusted by eliminating the impact of factors such as changes in interest rates and exchange rates that may distort the comparison.
Wholesale Business Unit
Consolidated gross profit for the six months ended September 30, 2022 was ¥367.4 billion and increased by ¥18.6 billion on an adjusted basis compared to the six months ended September 30, 2021. This was primarily due to increases in interest income on loans and foreign exchange fees of SMBC.
General and administrative expenses for the six months ended September 30, 2022 was ¥145.5 billion and decreased by ¥4.5 billion on an adjusted basis compared to the six months ended September 30, 2021.
Others for the six months ended September 30, 2022 was ¥37.3 billion.
As a result, consolidated net business profit for the six months ended September 30, 2022 was ¥259.2 billion and increased by ¥30.3 billion on an adjusted basis compared to the six months ended September 30, 2021.
Retail Business Unit
Consolidated gross profit for the six months ended September 30, 2022 was ¥553.8 billion and decreased by ¥18.3 billion on an adjusted basis compared to the six months ended September 30, 2021. This was primarily due to a decrease in income from the wealth management businesses reflecting lower investment appetite, which was partially offset by an increase in income from the payment businesses.
General and administrative expenses for the six months ended September 30, 2022 was ¥456.2 billion and decreased by ¥5.2 billion on an adjusted basis compared to the six months ended September 30, 2021.
Others for the six months ended September 30, 2022 was ¥2.1 billion.

As a result, consolidated net business profit for the six months ended September 30, 2022 was ¥99.7 billion and decreased by ¥11.8 billion on an adjusted basis compared to the six months ended September 30, 2021.
Global Business Unit
Consolidated gross profit for the six months ended September 30, 2022 was ¥601.1 billion and increased by ¥77.5 billion on an adjusted basis compared to the six months ended September 30, 2021. This was primarily due to an increase in income from the lending businesses of SMBC and its foreign subsidiaries.
General and administrative expenses for the six months ended September 30, 2022 was ¥314.7 billion and increased by ¥33.1 billion on an adjusted basis compared to the six months ended September 30, 2021. This was primarily due to increases in expenses related to overseas business development as well as enhancement of the governance system.
Others for the six months ended September 30, 2022 was ¥46.0 billion and increased by ¥27.1 billion on an adjusted basis compared to the six months ended September 30, 2021. This was primarily due to an increase in gains on change in equity of The Bank of East Asia, Limited.
As a result, consolidated net business profit for the six months ended September 30, 2022 was ¥332.4 billion and increased by ¥71.5 billion on an adjusted basis compared to the six months ended September 30, 2021.
Global Markets Business Unit
Consolidated gross profit for the six months ended September 30, 2022 was ¥266.0 billion and increased by ¥8.6 billion on an adjusted basis compared to the six months ended September 30, 2021. This was primarily due to nimble portfolio management in the volatile market environment.
General and administrative expenses for the six months ended September 30, 2022 was ¥56.7 billion and increased by ¥4.4 billion on an adjusted basis compared to the six months ended September 30, 2021.
Others for the six months ended September 30, 2022 was ¥15.4 billion.
As a result, consolidated net business profit for the six months ended September 30, 2022 was ¥224.7 billion and increased by ¥6.5 billion on an adjusted basis compared to the six months ended September 30, 2021.
Revenues by Region
The following table sets forth the percentage of our total operating income under IFRS for each indicated period, based on the total operating income of our offices in the indicated regions. For each of the periods presented, we earned more than half of our total operating income in Japan, where we compete with other major Japanese banking groups and financial service providers. We earned the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the six months ended September 30,
	2022	2021
Region:
Japan	51%	66%
Foreign:
Americas	21%	13%
Europe and Middle East	9%	8%
Asia and Oceania (excluding Japan)	19%	13%

Total	100%	100%

Financial Condition
Assets
Our total assets increased by ¥12,104,205 million from ¥248,160,847 million at March 31, 2022 to ¥260,265,052 million at September 30, 2022. The increase was primarily due to an increase in loans and advances.
Our assets at September 30, 2022 and March 31, 2022 were as follows:

	At September 30, 2022	At March 31, 2022

	(In millions)
Cash and deposits with banks	¥71,496,806	¥75,697,521
Call loans and bills bought	6,968,074	1,965,135
Reverse repurchase agreements and cash collateral on securities borrowed	10,325,747	11,303,930
Trading assets	4,006,350	3,736,296
Derivative financial instruments	13,268,003	6,443,748
Financial assets at fair value through profit or loss	1,015,046	1,695,585
Investment securities	26,995,630	32,749,405
Loans and advances	115,535,519	104,635,815
Investments in associates and joint ventures	1,123,339	1,009,738
Property, plant and equipment	1,840,944	1,762,996
Intangible assets	1,033,020	992,849
Other assets	6,521,290	6,063,907
Current tax assets	44,671	44,941
Deferred tax assets	90,613	58,981

Total assets	¥260,265,052	¥248,160,847

Loans and Advances
Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate customers in foreign countries.
At September 30, 2022, our loans and advances were ¥115,535,519 million, or 44% of total assets, representing an increase of ¥10,899,704 million, or 10%, from ¥104,635,815 million at March 31, 2022. The increase in loans and advances was primarily due to an increase in those to foreign customers, reflecting the increase in demand for corporate loans, project financing and subscription financing in the United States and European countries, and the effects of changes in foreign exchange rates resulting from the depreciation of the yen.

Domestic
Through SMBC and other banking and
non-bank
subsidiaries, we make loans to a broad range of industrial, commercial and individual customers in Japan. The following table shows our outstanding loans and advances to customers whose domiciles are in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net
and deferred loan
fees-net
at the dates indicated.

	At September 30, 2022	At March 31, 2022

	(In millions)
Manufacturing	¥10,174,746	¥10,105,370
Agriculture, forestry, fisheries and mining	479,358	378,366
Construction	913,580	847,805
Transportation, communications and public enterprises	6,488,241	6,210,330
Wholesale and retail	6,120,993	5,903,439
Finance and insurance	3,738,244	3,549,762
Real estate and goods rental and leasing	14,620,611	14,314,582
Services	4,856,856	4,860,235
Municipalities	588,166	600,759
Lease financing	15,594	18,476
Consumer (1)	15,649,775	15,506,486
Others (2)	1,973,131	1,893,474

Total domestic	¥65,619,295	¥64,189,084

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥10,641,047 million and ¥10,676,967 million at September 30, 2022 and March 31, 2022, respectively.
(2)	The balance in Others includes loans and advances to the Government of Japan.
Foreign
The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net
and deferred loan
fees-net
at the dates indicated.

	At September 30, 2022	At March 31, 2022

	(In millions)
Public sector	¥501,074	¥440,236
Financial institutions	10,421,340	8,311,518
Commerce and industry	33,965,086	28,838,245
Lease financing	303,674	290,097
Others	6,106,399	3,884,519

Total foreign	¥51,297,573	¥41,764,615

Allowance for Loan Losses
We calculate the allowance for loan losses under the expected credit losses (“ECL”) model using the latest obligor grades (our internal credit rating) and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions. We incorporate forward-looking information into the ECL measurement by obligor grading, macroeconomic factors and additional adjustments if the current circumstances, events or conditions at the relevant portfolio level are not fully reflected in the ECL model.
Although we understand that there is significant uncertainty in predicting the severity and duration of Russia’s aggression against Ukraine, the timing of the economic recovery from the
COVID-19
pandemic and its

future impact on the Japanese and global economy, we assumed that the Japanese and global economy will recover moderately from the
COVID-19
pandemic during the fiscal year ending March 31, 2023 and continue to recover during the fiscal year ending March 31, 2024, which will be to some extent affected by rising commodity prices and downward pressure on the global economy from the continuous global monetary tightening. This assumption was considered in determining the base scenario. The following table shows the growth rates of Japanese and global GDP, which are the key factors of the macroeconomic scenarios, under the base scenario.

	For the fiscal year ending March 31,
	2023	2024

	(%)
Japanese GDP	2.0	2.0
Global GDP	2.9	2.9
In determining the need for making additional ECL adjustments, we considered whether there is an increase in the credit risk for some portfolios which had a material adverse impact resulting from the sanctions imposed in connection with Russia’s aggression against Ukraine or from the
COVID-19
pandemic and whether the increased risk, if any, was not fully incorporated in the ECL model. For the Russian exposure, we evaluated the forward-looking impact on credit risks and losses based on factors such as the possibility that payment of principal or interest would be delayed or the request for loan restructuring would be made due to the prolonged impact of sanctions targeting Russia imposed by the Japanese government and authorities in several other jurisdictions, Russia’s measures to defend its economy and mitigate the effect of sanctions, and a deterioration of credit condition of Russia. At September 30, 2022, our credit risk exposure to Russian borrowers was approximately ¥352 billion and the ECL for that exposure was ¥65 billion. For the
COVID-19
pandemic, additional ECL adjustments included the consideration of the temporary impact on probability of default of various measures taken by governments. We evaluated the forward-looking impact on credit risks and losses of certain industry-related portfolios selected based on changes in factors such as the market conditions and bankruptcy trends as a result of the reduction in economic activity by requests for voluntary restraint on movement and business closure requests to commercial facilities. As a consequence, we decided to maintain ECL adjustments for the above portfolios affected by the situation in Russia and Ukraine and the
COVID-19
pandemic.
For the six months ended September 30, 2022, the allowance for loan losses slightly decreased by ¥2,886 million from ¥993,054 million at the beginning of the period to ¥990,168 million at end of period. The balance of the allowance for loan losses increases when a provision for loan losses is recognized, and decreases when charge-offs are recognized through the sales of loans and write-offs. As we recorded a provision for loan losses of ¥86,989 million and charge-offs of ¥142,198 million for the six months ended September 30, 2022, the charge-offs exceeded provision for loan losses and the overall allowance for loan losses decreased.
The provision for loan losses increased by ¥73,134 million from ¥13,855 million for the six months ended September 30, 2021 to ¥86,989 million for the six months ended September 30, 2022, primarily due to an increase in the provision for loan losses related to some large borrowers. Charge-offs increased by ¥69,249 million from ¥72,949 million to ¥142,198 million for the six months ended September 30, 2022, primarily due to those related to some other large borrowers.

The following tables show the analysis of our allowance for loan losses for the six months ended September 30, 2022 and 2021.

	At September 30, 2022
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Allowance for loan losses:
Balance at April 1, 2022	¥162,919	¥247,020	¥583,115	¥993,054
Net transfers between stages	(7,616)	(8,529)	16,145	—
Provision for loan losses	12,104	5,737	69,148	86,989
Charge-offs (1)	—	—	142,198	142,198
Recoveries	—	—	10,467	10,467

Net charge-offs	—	—	131,731	131,731
Others (2)	7,882	14,052	19,922	41,856

Balance at September 30, 2022	¥175,289	¥258,280	¥556,599	¥990,168

	At September 30, 2021
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Allowance for loan losses:
Balance at April 1, 2021	¥170,156	¥255,909	¥423,222	¥849,287
Net transfers between stages	(8,713)	(1,465)	10,178	—
Provision (credit) for loan losses	(2,382)	(14,193)	30,430	13,855
Charge-offs (1)	—	—	72,949	72,949
Recoveries	—	—	7,032	7,032

Net charge-offs	—	—	65,917	65,917
Others (2)	828	1,131	824	2,783

Balance at September 30, 2021	¥159,889	¥241,382	¥398,737	¥800,008

(1)	Charge-offs consist of the reduction of the allowance through the sales of loans and write-offs.
(2)	Others mainly include foreign exchange translations for the six months ended September 30, 2022 and 2021.
Impaired Loans and Advances
A portion of the total domestic and foreign loans and advances consists of impaired loans and advances, which are comprised of “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances).” The loans and advances for which management has serious doubts about the ability of the borrowers to comply in the near future with the repayment terms are wholly included in impaired loans and advances.
“Potentially bankrupt, virtually bankrupt and bankrupt (loans and advances)” comprise loans and advances to borrowers that are perceived to have a high risk of falling into bankruptcy, may not have been legally or formally declared bankrupt but are essentially bankrupt, or have been legally or formally declared bankrupt.
Loans classified as “past due three months or more (loans)” represent those loans that are three months or more past due as to principal or interest, which are not included in “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances).”

The category “restructured (loans)” comprises loans not included above for which the terms of the loans have been modified to grant concessions because of problems with the borrower.
“Other impaired (loans and advances)” represent impaired loans and advances, which are not included in “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” or “restructured (loans),” but for which information about credit problems causes management to classify them as impaired loans and advances.

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, virtually bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans)” and “other impaired (loans and advances)” at September 30, 2022 and March 31, 2022 by domicile and type of industry of the borrowers. At September 30, 2022, gross impaired loans and advances were ¥1,391,224 million, a decrease of ¥14,870 million from ¥1,406,094 million at March 31, 2022. The ratio of gross impaired loans and advances to the outstanding loans and advances before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net
and deferred loan
fees-net
was 1.2% at September 30, 2022, a decrease of 0.1 percentage points from 1.3% at March 31, 2022.

	At September 30, 2022	At March 31, 2022

	(In millions)
Potentially bankrupt, virtually bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥229,261	¥223,198
Agriculture, forestry, fisheries and mining	2,002	2,503
Construction	7,324	7,366
Transportation, communications and public enterprises	60,170	48,614
Wholesale and retail	65,854	72,999
Finance and insurance	2,557	2,784
Real estate and goods rental and leasing	31,560	36,628
Services	87,289	83,384
Consumer	133,137	131,220
Others	5,988	8,172

Total domestic	625,142	616,868

Foreign:
Financial institutions	14,505	10,647
Commerce and industry	310,489	239,659
Others	31,076	26,547

Total foreign	356,070	276,853

Total	981,212	893,721

Past due three months or more (loans):
Domestic	30,420	36,593
Foreign	2	—

Total	30,422	36,593

Restructured (loans):
Domestic	175,476	238,824
Foreign	144,028	113,166

Total	319,504	351,990

Other impaired (loans and advances):
Domestic	52,269	32,534
Foreign	7,817	91,256

Total	60,086	123,790

Gross impaired loans and advances	1,391,224	1,406,094

Less: Allowance for loan losses for impaired loans and advances	(556,599)	(583,115)

Net impaired loans and advances	¥834,625	¥822,979

Investment Securities
Our investment securities, consisting of debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income, totaled ¥26,995,630 million at September 30, 2022, a decrease of ¥5,753,775 million, or 18%, from ¥32,749,405 million at March 31, 2022. The decrease in our investment securities was primarily due to a decrease in our holdings of Japanese government bonds.
Our bond portfolio is principally held for asset and liability management purposes. It mostly consisted of Japanese government bonds, U.S. Treasury securities and bonds issued or guaranteed by foreign governments, government agencies or official institutions.
Our debt instruments at amortized cost amounted to ¥178,466 million at September 30, 2022, an increase of ¥94,512 million, or 113%, from ¥83,954 million at March 31, 2022, primarily due to increases in our holdings of Japanese government bonds and Japanese municipal bonds.
Domestic debt instruments at fair value through other comprehensive income amounted to ¥12,151,336 million at September 30, 2022, a decrease of ¥5,717,660 million, or 32%, from ¥17,868,996 million at March 31, 2022. The decrease was primarily due to a decrease in our holdings of Japanese government bonds. As for our foreign debt instruments at fair value through other comprehensive income, we had ¥10,323,256 million of foreign debt instruments at September 30, 2022, which was an increase of ¥125,286 million, or 1%, from ¥10,197,970 million at March 31, 2022. Most of our foreign debt instruments, including mortgage-backed securities, are issued or guaranteed by foreign governments, government agencies or official institutions. The increase was primarily due to an increase in our holdings of mortgage-backed securities.
We had ¥3,453,106 million of domestic equity instruments and ¥889,466 million of foreign equity instruments at September 30, 2022, for which we made an irrevocable election at initial recognition to present subsequent changes in fair value in other comprehensive income under IFRS 9 “Financial Instruments.” Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, decreased by ¥205,485 million, or 6%, from ¥3,658,591 million at March 31, 2022. Net unrealized gains on our domestic equity instruments decreased by ¥254,452 million, or 11%, from ¥2,341,267 million at March 31, 2022 to ¥2,086,815 million at September 30, 2022. The decrease was primarily due to a decrease in the fair value of publicly traded Japanese stocks. Net unrealized gains on our foreign equity instruments decreased by ¥50,450 million, or 7%, from ¥675,390 million at March 31, 2022 to ¥624,940 million at September 30, 2022, mainly reflecting unfavorable conditions in overseas stock markets.
We have no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes.

The following tables show the amortized cost, gross unrealized gains and losses, and fair value of our investment securities, which were classified as debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at September 30, 2022 and March 31, 2022.

	At September 30, 2022
	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥72,543	¥—	¥118	¥72,425
Japanese municipal bonds	43,706	—	441	43,265

Total domestic	116,249	—	559	115,690

Foreign:
Bonds issued by other governments and official institutions (2)	60,802	351	36	61,117
Other debt instruments	1,415	29	—	1,444

Total foreign	62,217	380	36	62,561

Total	¥178,466	¥380	¥595	¥178,251

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥10,035,719	¥837	¥48,456	¥9,988,100
Japanese municipal bonds	1,101,395	8	15,685	1,085,718
Japanese corporate bonds	1,090,683	227	13,703	1,077,207
Other debt instruments	311	—	—	311

Total domestic	12,228,108	1,072	77,844	12,151,336

Foreign:
U.S. Treasury and other U.S. government agency bonds	6,362,793	221	725,560	5,637,454
Bonds issued by other governments and official institutions (2)	3,117,453	744	130,884	2,987,313
Mortgage-backed securities	1,345,135	206	184,294	1,161,047
Other debt instruments	540,120	1,175	3,853	537,442

Total foreign	11,365,501	2,346	1,044,591	10,323,256

Total	¥23,593,609	¥3,418	¥1,122,435	¥22,474,592

Equity instruments at fair value through other comprehensive income:
Domestic	¥1,366,291	¥2,160,784	¥73,969	¥3,453,106
Foreign	264,526	634,472	9,532	889,466

Total	¥1,630,817	¥2,795,256	¥83,501	¥4,342,572

	At March 31, 2022
	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese municipal bonds	¥25,741	¥—	¥219	¥25,522

Total domestic	25,741	—	219	25,522

Foreign:
Bonds issued by other governments and official institutions (2)	56,400	221	26	56,595
Other debt instruments	1,813	35	—	1,848

Total foreign	58,213	256	26	58,443

Total	¥83,954	¥256	¥245	¥83,965

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥15,819,486	¥271	¥45,560	¥15,774,197
Japanese municipal bonds	1,154,542	71	9,117	1,145,496
Japanese corporate bonds	956,320	498	7,826	948,992
Other debt instruments	311	—	—	311

Total domestic	17,930,659	840	62,503	17,868,996

Foreign:
U.S. Treasury and other U.S. government agency bonds	6,027,640	4,719	350,570	5,681,789
Bonds issued by other governments and official institutions (2)	3,056,974	2,363	61,749	2,997,588
Mortgage-backed securities	1,058,908	893	53,750	1,006,051
Other debt instruments	513,186	808	1,452	512,542

Total foreign	10,656,708	8,783	467,521	10,197,970

Total	¥28,587,367	¥9,623	¥530,024	¥28,066,966

Equity instruments at fair value through other comprehensive income:
Domestic	¥1,317,324	¥2,401,838	¥60,571	¥3,658,591
Foreign	264,504	683,463	8,073	939,894

Total	¥1,581,828	¥3,085,301	¥68,644	¥4,598,485

(1)	Amortized cost for equity instruments at fair value through other comprehensive income represents the difference between the fair value and gross unrealized gains or losses.
(2)	Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agencies.

The following tables show the fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at September 30, 2022 and March 31, 2022.

	At September 30, 2022
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥72,425	¥118	¥—	¥—	¥72,425	¥118
Japanese municipal bonds	27,837	169	15,428	272	43,265	441

Total domestic	100,262	287	15,428	272	115,690	559

Foreign:
Bonds issued by other governments and official institutions (1)	5,880	36	—	—	5,880	36
Other debt instruments	—	—	—	—	—	—

Total foreign	5,880	36	—	—	5,880	36

Total	¥106,142	¥323	¥15,428	¥272	¥121,570	¥595

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥1,603,723	¥10,435	¥2,088,446	¥38,021	¥3,692,169	¥48,456
Japanese municipal bonds	662,019	10,084	406,211	5,601	1,068,230	15,685
Japanese corporate bonds	476,730	6,994	316,604	6,709	793,334	13,703
Other debt instruments	—	—	—	—	—	—

Total domestic	2,742,472	27,513	2,811,261	50,331	5,553,733	77,844

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,381,150	307,911	2,214,087	417,649	5,595,237	725,560
Bonds issued by other governments and official institutions (1)	2,251,768	13,411	452,058	117,473	2,703,826	130,884
Mortgage-backed securities	538,562	72,487	476,945	111,807	1,015,507	184,294
Other debt instruments	259,104	3,851	628	2	259,732	3,853

Total foreign	6,430,584	397,660	3,143,718	646,931	9,574,302	1,044,591

Total	¥9,173,056	¥425,173	¥5,954,979	¥697,262	¥15,128,035	¥1,122,435

Equity instruments at fair value through other comprehensive income:
Domestic	¥172,782	¥22,735	¥107,440	¥51,234	¥280,222	¥73,969
Foreign	47,083	6,024	7,510	3,508	54,593	9,532

Total	¥219,865	¥28,759	¥114,950	¥54,742	¥334,815	¥83,501

	At March 31, 2022
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese municipal bonds	¥9,987	¥55	¥15,535	¥164	¥25,522	¥219

Total domestic	9,987	55	15,535	164	25,522	219

Foreign:
Bonds issued by other governments and official institutions (1)	4,437	26	—	—	4,437	26
Other debt instruments	—	—	—	—	—	—

Total foreign	4,437	26	—	—	4,437	26

Total	¥14,424	¥81	¥15,535	¥164	¥29,959	¥245

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥8,580,932	¥26,384	¥4,867,170	¥19,176	¥13,448,102	¥45,560
Japanese municipal bonds	832,211	7,429	267,449	1,688	1,099,660	9,117
Japanese corporate bonds	497,623	3,965	269,460	3,861	767,083	7,826
Other debt instruments	—	—	—	—	—	—

Total domestic	9,910,766	37,778	5,404,079	24,725	15,314,845	62,503

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,372,465	197,844	1,468,597	152,726	4,841,062	350,570
Bonds issued by other governments and official institutions (1)	1,783,823	5,865	587,846	55,884	2,371,669	61,749
Mortgage-backed securities	631,780	27,826	293,412	25,924	925,192	53,750
Other debt instruments	223,464	1,450	1,071	2	224,535	1,452

Total foreign	6,011,532	232,985	2,350,926	234,536	8,362,458	467,521

Total	¥15,922,298	¥270,763	¥7,755,005	¥259,261	¥23,677,303	¥530,024

Equity instruments at fair value through other comprehensive income:
Domestic	¥82,040	¥8,396	¥128,728	¥52,175	¥210,768	¥60,571
Foreign	42,261	4,519	10,268	3,554	52,529	8,073

Total	¥124,301	¥12,915	¥138,996	¥55,729	¥263,297	¥68,644

(1)	Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agencies.

Trading Assets
The following table shows our trading assets at September 30, 2022 and March 31, 2022. Our trading assets were ¥4,006,350 million at September 30, 2022, an increase of ¥270,054 million from ¥3,736,296 million at March 31, 2022. The increase was primarily due to an increase in our holdings of U.S. Treasury and other U.S. government agency bonds.

	At September 30, 2022	At March 31, 2022

	(In millions)
Debt instruments	¥3,916,236	¥3,489,258
Equity instruments	90,114	247,038

Total trading assets	¥4,006,350	¥3,736,296

Financial Assets at Fair Value Through Profit or Loss
The following table shows the fair value of our financial assets at fair value through profit or loss at September 30, 2022 and March 31, 2022. The fair value was ¥1,015,046 million at September 30, 2022, a decrease of ¥680,539 million from ¥1,695,585 million at March 31, 2022. The decrease was primarily due to a decrease in our holdings of investment funds.

	At September 30, 2022	At March 31, 2022

	(In millions)
Debt instruments	¥973,394	¥1,657,206
Equity instruments	41,652	38,379

Total financial assets at fair value through profit or loss	¥1,015,046	¥1,695,585

Liabilities
Our total liabilities increased by ¥11,256,363 million from ¥235,379,155 million at March 31, 2022 to ¥246,635,518 million at September 30, 2022, primarily due to increases in deposits and derivative financial instruments, which was partially offset by a decrease in borrowings.
The following table shows our liabilities at September 30, 2022 and March 31, 2022.

	At September 30, 2022	At March 31, 2022

	(In millions)
Deposits	¥172,728,298	¥162,593,492
Call money and bills sold	1,157,519	1,130,000
Repurchase agreements and cash collateral on securities lent	17,962,121	20,113,162
Trading liabilities	2,980,561	3,181,992
Derivative financial instruments	15,366,589	6,966,336
Financial liabilities designated at fair value through profit or loss	422,729	455,734
Borrowings	13,806,074	20,584,651
Debt securities in issue	11,948,252	11,428,437
Provisions	203,791	227,784
Other liabilities	9,796,648	8,386,774
Current tax liabilities	87,737	51,513
Deferred tax liabilities	175,199	259,280

Total liabilities	¥246,635,518	¥235,379,155

Deposits
We offer a wide range of standard banking accounts through the offices of our banking subsidiaries in Japan, including non-interest-bearing
demand deposits, interest-bearing demand deposits, deposits at notice, time deposits and negotiable certificates of deposit. Domestic deposits, approximately 75% of total deposits, are our principal source of funds for our domestic operations. The deposits in the domestic offices of our banking subsidiaries are principally from individuals and private corporations, governmental bodies (including municipal authorities) and financial institutions.
SMBC’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits mainly consist of stable types of deposits, such as deposits at notice, time deposits and negotiable certificates of deposit.
Our deposit balances at September 30, 2022 were ¥172,728,298 million, an increase of ¥10,134,806 million from ¥162,593,492 million at March 31, 2022. The increase was primarily due to an increase in deposits at foreign offices, reflecting our efforts to expand our stable foreign currency funding sources and the effects of changes in foreign exchange rates resulting from the depreciation of the yen.
The following table shows a breakdown of our domestic and foreign offices’ deposits at September 30, 2022 and March 31, 2022.

	At September 30, 2022	At March 31, 2022

	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥29,612,064	¥28,633,073
Interest-bearing demand deposits	67,902,316	67,287,154
Deposits at notice	665,899	691,249
Time deposits	17,455,023	17,624,597
Negotiable certificates of deposit	4,192,019	5,059,074
Others	10,417,073	9,625,768

Total domestic offices	130,244,394	128,920,915

Foreign offices:
Non-interest-bearing demand deposits	2,803,143	2,334,805
Interest-bearing demand deposits	4,956,330	4,221,047
Deposits at notice	14,021,985	11,345,294
Time deposits	10,104,866	7,513,141
Negotiable certificates of deposit	10,321,048	8,010,723
Others	276,532	247,567

Total foreign offices	42,483,904	33,672,577

Total deposits	¥172,728,298	¥162,593,492

Borrowings
Borrowings include unsubordinated borrowings, subordinated borrowings, liabilities associated with securitization transactions of our own assets, and lease liabilities. At September 30, 2022, our borrowings were ¥13,806,074 million, a decrease of ¥6,778,577 million, or 33%, from ¥20,584,651 million at March 31, 2022, primarily due to a decrease in unsubordinated borrowings.

The following table shows the balances with respect to our borrowings at September 30, 2022 and March 31, 2022.

	At September 30, 2022	At March 31, 2022

	(In millions)
Unsubordinated borrowings	¥12,029,633	¥18,766,117
Subordinated borrowings	219,210	234,680
Liabilities associated with securitization transactions	1,178,378	1,200,147
Lease liabilities	378,853	383,707

Total borrowings	¥13,806,074	¥20,584,651

Debt Securities in Issue
Debt securities in issue at September 30, 2022 were ¥11,948,252 million, an increase of ¥519,815 million, or 5%, from ¥11,428,437 million at March 31, 2022, primarily due to an increase in unsubordinated bonds.

	At September 30, 2022	At March 31, 2022

	(In millions)
Commercial paper	¥2,588,279	¥2,424,579
Unsubordinated bonds	8,316,555	8,000,837
Subordinated bonds	1,043,418	1,003,021

Total debt securities in issue	¥11,948,252	¥11,428,437

Total Equity
Our total equity increased by ¥847,842 million from ¥12,781,692 million at March 31, 2022 to ¥13,629,534 million at September 30, 2022, primarily due to an increase in retained earnings. The increase in retained earnings mainly reflected our net profit.

	At September 30, 2022	At March 31, 2022

	(In millions)
Capital stock	¥2,342,537	¥2,341,878
Capital surplus	645,584	645,382
Retained earnings	7,143,778	6,434,605
Treasury stock	(13,117)	(13,403)

Equity excluding other reserves	10,118,782	9,408,462
Other reserves	2,669,330	2,546,294

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	12,788,112	11,954,756
Non-controlling interests	106,809	93,325
Equity attributable to other equity instruments holders	734,613	733,611

Total equity	¥13,629,534	¥12,781,692

Liquidity
We derive funding for our operations both from domestic and international sources. Our domestic funding is derived primarily from deposits placed with SMBC by its corporate and individual customers, and also from call money (inter-bank), bills sold (inter-bank promissory notes), repurchase agreements, borrowings, and negotiable certificates of deposit issued by SMBC to domestic and international customers. Our international sources of funds are principally from deposits from corporate customers and foreign central banks, negotiable certificates of deposit, bonds, commercial paper, and also from repurchase agreements and cash collateral on securities lent. We closely monitor maturity gaps and foreign exchange exposure in order to manage our liquidity profile.
As shown in the following table, total deposits increased by ¥10,134,806 million from ¥162,593,492 million at March 31, 2022 to ¥172,728,298 million at September 30, 2022. The balance of deposits at September 30, 2022 exceeded the balance of loans and advances by ¥57,192,779 million, primarily due to the stable deposit base in Japan. Our loan-to-deposit
ratio (total loans and advances divided by total deposits) in the same period was 67%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At September 30, 2022	At March 31, 2022

	(In millions)
Loans and advances	¥115,535,519	¥104,635,815
Deposits	172,728,298	162,593,492
We have invested the excess balance of deposits against loans and advances primarily in marketable securities and other highly liquid assets, such as Japanese government bonds. SMBC’s Treasury Unit actively monitors the movement of interest rates and maturity profile of its bond portfolio as part of SMBC’s overall risk management. The bonds can be used to enhance liquidity. When needed, they can be used as collateral for call money or other money market funding or short-term borrowings from the BOJ.
Secondary sources of liquidity include short-term debts, such as call money, bills sold, and commercial paper issued at an inter-bank or other wholesale markets. We also issue long-term debts, including both senior and subordinated debts, as additional sources of liquidity. With short- and long-term debts, we can diversify our funding sources, effectively manage our funding costs and enhance our capital adequacy ratios when appropriate.
We source our funding in foreign currencies primarily from financial institutions, general corporations, and institutional investors, through short- and long-term financing. Even if we encounter declines in our credit quality or that of Japan in the future, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies, and pledge collateral to the U.S. Federal Reserve Bank.
We maintain management and control systems to support our ability to access liquidity on a stable and cost-effective basis.
We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to the Company by Moody’s Japan K.K., (“Moody’s”), S&P Global Ratings Japan Inc. (“S&P”) and Fitch at December 9, 2022.

At December 9, 2022
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A-	S	—	A-	S	F1

The following table shows credit ratings assigned to SMBC by Moody’s, S&P and Fitch at December 9, 2022.

At December 9, 2022
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A	S	A-1	A-	S	F1
We are assigned credit ratings by major domestic and international credit rating agencies. Credit ratings do not constitute recommendations to purchase, sell or hold a security, and rating agencies may review or indicate an intention to review ratings at any time. While the methodology and rating system vary among rating agencies, credit ratings are generally based on information provided by us or independent sources, and can be influenced by the credit ratings of Japanese government bonds and broader views of the Japanese financial system. Any downgrade in or withdrawal of these credit ratings, or any adverse change in these ratings relative to other financial institutions, could increase our borrowing costs, reduce our access to the capital markets and otherwise negatively affect our ability to raise funds, which in turn could have a negative impact on our liquidity position.
The guidelines published by the Financial Services Agency of Japan (“FSA”) for liquidity coverage ratio (“LCR”) and net stable funding ratio (“NSFR”) applicable to banks and bank holding companies with international operations are based on the full text of the LCR and NSFR standard issued by the Basel Committee on Banking Supervision (“BCBS”) in January 2013 and October 2014, respectively. Under these guidelines, banks and bank holding companies with international operations must maintain LCRs and NSFRs of at least 100% on both a consolidated basis and a nonconsolidated basis. The following tables show the Company’s and SMBC’s LCRs for the three months ended September 30, 2022 and NSFRs at September 30, 2022. Each figure is calculated based on our financial statements prepared in accordance with Japanese GAAP, as required by the FSA’s LCR and NSFR guidelines.
Liquidity coverage ratio:

For the three months ended September 30, 2022 (1)
SMFG (consolidated)	130.2%
SMBC (consolidated)	133.7%
SMBC (nonconsolidated)	135.1%

(1)
Under the FSA’s LCR guidelines, the LCR for the three months ended September 30, 2022 is set as the three-month average of daily LCRs for the same three months, which is calculated by dividing the balance of high-quality liquid assets by the total net cash outflows on a daily basis for the same three months.

Net stable funding ratio:

At September 30, 2022 (1)
SMFG (consolidated)	120.4%
SMBC (consolidated)	127.7%
SMBC (nonconsolidated)	124.9%

(1)	Under the FSA’s NSFR guidelines, the NSFR is calculated by dividing the available amount of stable funding by the required amount of stable funding.
For further information, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Liquidity Requirement” of our annual report on Form
20-F
for the fiscal year ended March 31, 2022.

Capital Management
With regard to capital management, we strictly abide by the capital adequacy guidelines set by the FSA. Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the BCBS for uniform application to all banks which have international operations in industrialized countries. Japan’s capital adequacy guidelines may be different from those of central banks or supervisory bodies of other countries because they have been designed by the FSA to suit the Japanese banking environment. Our banking subsidiaries outside of Japan are also subject to the local capital ratio requirements.
Each figure for the FSA capital adequacy guidelines is calculated based on our financial statements prepared under Japanese GAAP.
The FSA capital adequacy guidelines permit Japanese banks to choose from the standardized approach, the foundation internal rating-based (“IRB”) approach and the advanced IRB approach for credit risk, and the basic indicator approach, the standardized approach (“TSA”) and the advanced measurement approach (“AMA”) for operational risk. To be eligible to adopt the foundation IRB approach or the advanced IRB approach for credit risk, and the TSA or the AMA for operational risk, a Japanese bank must establish advanced risk management systems and receive prior approval from the FSA.
We and SMBC have adopted the advanced IRB approach since March 2009 and the AMA since March 2008.
In December 2010, the BCBS published the new Basel III rules text to implement the Basel III framework, which sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up
of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The main measures of the minimum capital requirements in the Basel III framework began in January 2013 and have been fully applied from January 2019. The minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 4.5%, 6% and 8%, respectively, since January 2015. Moreover, banks have been required to hold a capital conservation buffer of 2.5% to withstand future periods of stress since January 2019. As a result, taking the capital conservation buffer into account, the minimum common equity requirement, the minimum Tier 1 capital requirement and the total minimum capital requirement have been 7%, 8.5% and 10.5%, respectively, since January 2019. Furthermore, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital has been implemented according to national circumstances.
In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the FSB as
G-SIBs,
which includes us, are required to maintain an additional 1% to 2.5% of Common Equity Tier 1 capital as a percentage of risk-weighted assets based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. The amount of
G-SIB
capital surcharge that applies to us based on the FSB’s determination is 1%. The FSB updates its list of
G-SIBs
on an annual basis.
To reflect the Basel III framework, the FSA changed its capital adequacy guidelines. The minimum Common Equity Tier 1 capital requirement, Tier 1 capital requirement and total capital requirement have been 4.5%, 6% and 8%, respectively, since March 2015. The capital conservation buffer, countercyclical buffer and the
G-SIB
capital surcharge started to be phased in from March 2016 and have been fully applied from March 2019 under the FSA capital adequacy guidelines.
In December 2017, the Group of Central Bank Governors and Heads of Supervision endorsed the outstanding Basel III regulatory reforms. For further details regarding the finalized Basel III reforms, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Capital Adequacy Requirement” of our annual report on Form
20-F
for the fiscal year ended March 31, 2022.

In March 2015, the FSA published its leverage ratio guidelines, which have been applied from March 2015, to help ensure broad and adequate capture of both on-
and
off-balance
sheet sources of leverage for internationally active banks. The FSA’s leverage ratio guidelines are based on the text of the leverage ratio framework and disclosure requirements issued by the BCBS in January 2014.
In December 2017, the definition and requirements of the leverage ratio were revised as part of the finalized Basel III reforms, under which the leverage ratio is based on a Tier 1 definition of capital and with the minimum leverage ratio of 3%. Under the finalized Basel III reforms,
G-SIBs
are required to meet a leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of the applicable
G-SIB
capital surcharge. Various refinements were also made to the definition of the leverage ratio exposure measure. The leverage ratio requirements under the definition based on the framework issued by the BCBS in January 2014 were implemented as a Pillar 1 measurement from January 2018, and those under the revised definition and the leverage ratio buffer requirement for
G-SIBs
will be implemented as a Pillar 1 measurement from January 1, 2023.
In March 2019, the FSA published its guidelines for the leverage ratio applicable to banks and bank holding companies with international operations, which have been applied from March 2019. Under the FSA’s guidelines for the leverage ratio, banks and bank holding companies with international operations must maintain a leverage ratio of at least 3% on both a consolidated basis and a nonconsolidated basis. In June 2020, in light of the increasing impact of the
COVID-19
pandemic, the FSA published amendments to its guidelines for the leverage ratio, which mainly exclude deposits with the BOJ from the denominator for the calculation of the leverage ratio in order to maintain harmonization with the monetary policy implemented by the BOJ and the prudential regulations for banks and other financial institutions. These amendments came into effect in June 2020 and were scheduled to expire in March 2021, but the expiry date of these amendments was extended to March 2022, and extended again until March 31, 2024. On July 15, 2022, the FSA published amendments to its guidelines for the leverage ratio. According to the amendments, the leverage ratio buffer requirement for
G-SIBs
in Japan will take effect from March 31, 2023, while the finalized definition of the leverage ratio exposure measure will take effect from March 31, 2024, except for banks that have notified the FSA that they wish to apply amended requirements earlier. Furthermore, on November 11, 2022, the FSA published amendments to its guidelines for the leverage ratio, which provide that from April 1, 2024 onward the minimum leverage ratio will be increased from 3% to 3.15%, the minimum leverage-based Total Loss-Absorbing Capacity ratio will be increased from 6.75% to 7.10% and the leverage buffer applicable to
G-SIBs
will be increased by 0.05%, while excluding amounts of deposits to the BOJ from the total exposure, taking into account exceptional macroeconomic conditions and other circumstances.

The table below presents our risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio under Japanese GAAP at September 30, 2022 and March 31, 2022, based on the Basel III rules.

	At September 30, 2022	At March 31, 2022

	(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	15.63%	16.56%
Tier 1 risk-weighted capital ratio	14.64%	15.46%
Common Equity Tier 1 risk-weighted capital ratio	13.69%	14.45%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥12,193.5	¥11,983.8
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	11,415.4	11,186.2
Common Equity Tier 1 capital	10,681.8	10,458.4
Risk-weighted assets	77,971.4	72,350.1
The amount of minimum total capital requirements (1)	6,237.7	5,788.0

Leverage ratio	4.83%	5.17%

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.
Common Equity Tier 1 capital consists primarily of capital stock, capital surplus and retained earnings relating to common shares, and non-controlling
interests that meet the criteria set forth in the FSA capital adequacy guidelines for inclusion in Common Equity Tier 1 capital.
Non-controlling
interests arising from the issue of common shares by a fully consolidated subsidiary of a bank may receive recognition in Common Equity Tier 1 capital only if: (1) the instrument giving rise to the non-controlling
interest would, if issued by the bank, meet all of the criteria set forth in the FSA capital adequacy guidelines for classification as common shares for regulatory capital purposes; and (2) the subsidiary that issued the instrument is itself a bank or other financial institution subject to similar capital adequacy guidelines.
Regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investment in the common equity capital of banking, financial and insurance entities and defined benefit pension fund assets and liabilities are applied mainly to the calculation of Common Equity Tier 1 capital in the form of a deduction.
Additional Tier 1 capital consists primarily of perpetual subordinated bonds.
Tier 2 capital consists primarily of subordinated debt securities.
Capital instruments such as subordinated debt issued on or after March 31, 2013 must meet the new requirements to be included in regulatory capital. Capital instruments issued prior to March 31, 2013 that do not meet the requirements set forth in the FSA capital adequacy guidelines no longer qualify as Additional Tier 1 or Tier 2 capital. However, if those capital instruments meet the requirements for transitional arrangements set forth in such guidelines, they can qualify as Additional Tier 1 or Tier 2 capital during the phase-out
period beginning March 31, 2013. The remaining balance of those non-qualifying
capital instruments recognized as Additional Tier 1 or Tier 2 capital were reduced in annual 10% increments and were fully phased out in March 2022.
Our capital position and SMBC’s capital position depend in part on the fair market value of our investment securities portfolio, since unrealized gains and losses are included in the amount of regulatory capital. In March 2013, unrealized gains and losses were counted as Tier 2 capital and Additional Tier 1 capital, respectively, but started to be counted as Common Equity Tier 1 capital from March 2014 by increments of 20% and have been fully counted as Common Equity Tier 1 capital since March 2018. Since our other securities (including money held in trust) with a readily ascertainable market value included unrealized gains and losses, substantial fluctuations in the Japanese stock markets may affect our capital position and the capital position of SMBC.

Set forth below is a table of risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio of SMBC at September 30, 2022 and March 31, 2022 on a consolidated and nonconsolidated basis.

	At September 30, 2022	At March 31, 2022

	(In billions, except percentages)
SMBC Consolidated:
Total risk-weighted capital ratio	14.36%	15.78%
Tier 1 risk-weighted capital ratio	13.31%	14.53%
Common Equity Tier 1 risk-weighted capital ratio	11.61%	12.67%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,385.0	¥10,437.1
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	9,621.4	9,612.8
Common Equity Tier 1 capital	8,393.0	8,382.7
Risk-weighted assets	72,286.5	66,120.5
The amount of minimum total capital requirements (1)	5,782.9	5,289.6

Leverage ratio	4.34%	4.82%

SMBC Nonconsolidated:
Total risk-weighted capital ratio	12.73%	14.77%
Tier 1 risk-weighted capital ratio	11.53%	13.49%
Common Equity Tier 1 risk-weighted capital ratio	9.73%	11.53%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥8,544.5	¥9,143.5
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	7,741.0	8,351.0
Common Equity Tier 1 capital	6,531.5	7,141.6
Risk-weighted assets	67,080.5	61,895.3
The amount of minimum total capital requirements (1)	5,366.4	4,951.6

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.
Our securities subsidiary in Japan, SMBC Nikko Securities is also subject to capital adequacy requirements under the Financial Instruments and Exchange Act of Japan. At September 30, 2022, the capital adequacy ratio was 345.4% for SMBC Nikko Securities, and sufficiently above 140%, below which level it would be required to file daily reports with the Commissioner of the FSA.

FINANCIAL RISK MANAGEMENT
Risk Management System
Our risk management system is described in the “Quantitative and Qualitative Information about Risk Management” section within Item 11, “Quantitative and Qualitative Disclosures about Credit, Market and Other Risk,” of our annual report on Form
20-F
for the fiscal year ended March 31, 2022. There were no material changes in our risk management system for the six months ended September 30, 2022.
Credit Risk
Our credit risk management system is described in the “Credit Risk” section within Item 11 of our annual report on Form
20-F
for the fiscal year ended March 31, 2022. There were no material changes in our credit risk management system for the six months ended September 30, 2022.
Market Risk
Our market risk management system is described in the “Market Risk and Liquidity Risk” section within Item 11 of our annual report on Form
20-F
for the fiscal year ended March 31, 2022.
Our market risk can be divided into various factors: interest rates, foreign exchange rates, equity prices and option risks. We manage each of these risks by employing the value at risk (“VaR”) method as well as supplemental indicators suitable for managing each risk, such as the basis point value (“BPV”).
VaR is the largest predicted loss that is possible given a fixed confidence interval. For example, our VaR indicates the largest loss that is possible for a holding period of one day and a confidence interval of 99.0%. BPV is the amount of change in assessed value as a result of a one-basis-point
(0.01%) movement in interest rates.
The principal SMBC Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses on a net position basis, the model estimates the maximum losses that may occur. The VaR calculation method we employ for both trading and non-trading
activities is based mainly on the following:

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for the strategic shareholding investment portfolio); and

•	an observation period of four years (ten years for the strategic shareholding investment portfolio).
This method is reviewed periodically and refined, if necessary.
VaR Summary
The following tables set forth our VaR for trading activities and non-trading
activities by risk categories for the six months ended September 30, 2022.

VaR for Trading Activities

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the six months ended September 30, 2022:
SMBC Consolidated
Maximum	¥75.3	¥73.7	¥1.2	¥9.5	¥15.3
Minimum	44.9	40.9	0.3	6.9	10.5
Daily average	55.6	51.3	0.6	8.0	12.5
At September 30, 2022	54.5	55.0	0.4	7.0	12.9
At March 31, 2022	49.1	41.9	0.2	6.9	10.2

SMFG Consolidated
Maximum	¥84.4	¥75.1	¥7.1	¥9.5	¥31.8
Minimum	54.3	42.0	4.3	6.9	26.2
Daily average	64.9	52.7	6.1	8.0	28.4
At September 30, 2022	63.6	56.5	6.1	7.0	28.8
At March 31, 2022	59.0	42.7	5.5	6.9	25.9

(1)
Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for
Non-Trading
Activities
• Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total (1)

	(In billions)
For the six months ended September 30, 2022:
SMBC Consolidated
Maximum	¥67.3	¥0.7	¥18.3	¥0.0	¥73.4
Minimum	45.6	0.0	3.9	0.0	50.3
Daily average	55.0	0.3	10.7	0.0	58.9
At September 30, 2022	52.5	0.5	5.1	0.0	55.3
At March 31, 2022	58.7	0.0	17.1	0.0	61.9

SMFG Consolidated
Maximum	¥68.0	¥0.7	¥18.3	¥0.0	¥74.0
Minimum	46.6	0.0	3.9	0.0	51.2
Daily average	55.8	0.3	10.7	0.0	59.7
At September 30, 2022	53.2	0.5	5.1	0.0	56.1
At March 31, 2022	59.4	0.0	17.1	0.0	62.6

(1)	Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

• Strategic Shareholding Investment

Equities risk
(In billions)
For the six months ended September 30, 2022:
SMBC Consolidated
Maximum	¥1,047.4
Minimum	886.2
Daily average	968.1
At September 30, 2022	888.8
At March 31, 2022	1,043.5

SMFG Consolidated
Maximum	¥1,241.1
Minimum	1,067.2
Daily average	1,160.9
At September 30, 2022	1,070.7
At March 31, 2022	1,226.4
Back-testing
The relationship between the VaR calculated with the model and the profit and loss data is back-tested periodically. There were no significant excess losses in the back-testing results including the trading accounts.
Stress Tests
To prepare for unexpected market swings, we perform stress tests on a monthly basis based on various scenarios.
Interest Rate Risk
To supplement the above limitations of VaR methodologies, the SMBC Group adopts various indices to measure and monitor the sensitivity of interest rates, including delta, gamma and vega risks. The SMBC Group considers BPV as one of the most significant indices to manage interest rate risk. BPV is the amount of change in the value to the banking and trading book as a result of a one-basis-point
(0.01%) movement in interest rates. The principal SMBC Group companies use BPV to monitor interest rate risk, not only on a net basis, but also by term to prevent the concentration of interest rate risk in a specific period. In addition, as previously addressed, the SMBC Group enhances the risk management methods of VaR and BPV by using them in combination with back-testing and stress tests.
Interest rate risk substantially changes depending on the method used for recognizing the expected maturity dates of demand deposits that can be withdrawn at any time or the method used for estimating the timing of cancellation prior to maturity of time deposits and consumer housing loans. At SMBC, the maturity of demand deposits that are expected to be left with SMBC for a prolonged period is regarded to be at the longest five years (2.5 years on average), and the cancellation prior to maturity of time deposits and consumer housing loans is estimated based on historical data.
Based on the standards for interest rate risk in the banking book issued by the BCBS in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“ΔEVE”) and changes in net interest income (“ΔNII”) in the banking book as a result of interest rate shocks have been applied from March 31, 2018. The tables below present ΔEVE and ΔNII of SMBC and SMFG on a consolidated basis at September 30, 2022 and March 31, 2022, respectively.

ΔEVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of ΔEVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15%, and the ratios for SMBC on a consolidated basis at September 30, 2022 and March 31, 2022 were 1.2% and 4.6%, respectively and those for SMFG on a consolidated basis at September 30, 2022 and March 31, 2022 were 1.0% and 4.0%, respectively.
ΔNII is defined as a decline in interest income over a
12-month
period as a result of an interest rate shock. It is calculated assuming a constant balance sheet over a forward-looking
12-month
period.

	At September 30, 2022			At March 31, 2022
	Δ EVE		Δ NII	Δ EVE		Δ NII

	(In billions)
SMBC Consolidated
Parallel shock up		¥115.0	¥(346.4)		¥446.1	¥(339.4)
Parallel shock down		4.5	544.9		3.3	546.6
Steepener shock		99.9	—		256.6	—
Flattener shock		43.3	—		133.2	—
Short rate shock up		74.3	—		201.2	—
Short rate shock down		54.1	—		50.9	—
Maximum		115.0	544.9		446.1	546.6

	At September 30, 2022			At March 31, 2022

	(In billions)
Tier 1 Capital	¥		9,621.4	¥		9,612.8

	At September 30, 2022			At March 31, 2022
	Δ EVE		Δ NII	Δ EVE		Δ NII

	(In billions)
SMFG Consolidated
Parallel shock up		¥115.0	¥(346.4)		¥446.1	¥(339.4)
Parallel shock down		4.5	544.9		3.3	546.6
Steepener shock		99.9	—		256.6	—
Flattener shock		43.3	—		133.2	—
Short rate shock up		74.3	—		201.2	—
Short rate shock down		54.1	—		50.9	—
Maximum		115.0	544.9		446.1	546.6

	At September 30, 2022			At March 31, 2022

	(In billions)
Tier 1 Capital	¥		11,415.4	¥		11,186.2

Note:
ΔEVE and ΔNII are calculated by currency at the SMBC consolidated level and the results are aggregated across the various currencies. For ΔNII, only Japanese yen and U.S. dollars are included in the calculation. These are the material currencies where interest rate sensitive assets and liabilities are more than 5% of total assets and liabilities.

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Consolidated Statements of Financial Position (Unaudited)

	Note	At September 30, 2022	At March 31, 2022

		(In millions)
Assets:
Cash and deposits with banks		¥71,496,806	¥75,697,521
Call loans and bills bought		6,968,074	1,965,135
Reverse repurchase agreements and cash collateral on securities borrowed		10,325,747	11,303,930
Trading assets		4,006,350	3,736,296
Derivative financial instruments	5	13,268,003	6,443,748
Financial assets at fair value through profit or loss		1,015,046	1,695,585
Investment securities	6	26,995,630	32,749,405
Loans and advances	7	115,535,519	104,635,815
Investments in associates and joint ventures		1,123,339	1,009,738
Property, plant and equipment		1,840,944	1,762,996
Intangible assets		1,033,020	992,849
Other assets		6,521,290	6,063,907
Current tax assets		44,671	44,941
Deferred tax assets		90,613	58,981

Total assets		¥260,265,052	¥248,160,847

Liabilities:
Deposits		¥172,728,298	¥162,593,492
Call money and bills sold		1,157,519	1,130,000
Repurchase agreements and cash collateral on securities lent		17,962,121	20,113,162
Trading liabilities		2,980,561	3,181,992
Derivative financial instruments	5	15,366,589	6,966,336
Financial liabilities designated at fair value through profit or loss		422,729	455,734
Borrowings	8	13,806,074	20,584,651
Debt securities in issue	9	11,948,252	11,428,437
Provisions	10	203,791	227,784
Other liabilities		9,796,648	8,386,774
Current tax liabilities		87,737	51,513
Deferred tax liabilities		175,199	259,280

Total liabilities		246,635,518	235,379,155

Equity:
Capital stock	11	2,342,537	2,341,878
Capital surplus		645,584	645,382
Retained earnings		7,143,778	6,434,605
Treasury stock	11	(13,117)	(13,403)

Equity excluding other reserves		10,118,782	9,408,462
Other reserves		2,669,330	2,546,294

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		12,788,112	11,954,756
Non-controlling interests		106,809	93,325
Equity attributable to other equity instruments holders	12	734,613	733,611

Total equity		13,629,534	12,781,692

Total equity and liabilities		¥260,265,052	¥248,160,847

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statements (Unaudited)

		For the six months ended September 30,
	Note	2022	2021

		(In millions, except per share data)
Interest income		¥1,424,087	¥843,712
Interest expense		573,910	139,973

Net interest income		850,177	703,739

Fee and commission income	13	607,546	608,157
Fee and commission expense		112,737	113,484

Net fee and commission income		494,809	494,673

Net trading income		565,037	94,980
Net income from financial assets and liabilities at fair value through profit or loss		171,708	97,643
Net investment income (loss)		(4,915)	62,549
Other income		85,818	52,595

Total operating income		2,162,634	1,506,179

Impairment charges on financial assets	14	88,025	18,770

Net operating income		2,074,609	1,487,409

General and administrative expenses		948,612	879,731
Other expenses		162,686	126,224

Operating expenses		1,111,298	1,005,955

Share of post-tax profit of associates and joint ventures		61,241	27,899

Profit before tax		1,024,552	509,353

Income tax expense		247,158	140,759

Net profit		¥777,394	¥368,594

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥762,185	¥361,393
Non-controlling interests		9,603	1,836
Other equity instruments holders		5,606	5,365

Earnings per share:
Basic	15	¥555.91	¥263.66
Diluted	15	555.72	263.55

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Unaudited)

	For the six months ended September 30,
	2022	2021
	(In millions)
Net profit	¥777,394	¥368,594

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	15,329	75,974
Equity instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	(219,566)	271,338
Own credit on financial liabilities designated at fair value through profit or loss:
Gains (losses) arising during the period, before tax	1,035	1,349
Share of other comprehensive income (loss) of associates and joint ventures	12,073	1,335
Income tax relating to items that will not be reclassified	62,244	(106,638)

Total items that will not be reclassified to profit or loss, net of tax	(128,885)	243,358

Items that may be reclassified subsequently to profit or loss:
Debt instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	(652,810)	10,756
Reclassification adjustments for (gains) losses included in net profit, before tax	157,216	(14,535)
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	655,317	70,685
Reclassification adjustments for (gains) losses included in net profit, before tax	193	—
Share of other comprehensive income (loss) of associates and joint ventures	38,125	18,268
Income tax relating to items that may be reclassified	147,427	886

Total items that may be reclassified subsequently to profit or loss, net of tax	345,468	86,060

Other comprehensive income, net of tax	216,583	329,418

Total comprehensive income	¥993,977	¥698,012

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥976,191	¥690,879
Non-controlling interests	12,180	1,768
Other equity instruments holders	5,606	5,365

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Changes in Equity (Unaudited)

	Equity excluding other reserves				Other reserves
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Remeasure- ments of defined benefit plans reserve	Financial instruments at fair value through other comprehensive income reserve	Own credit on financial liabilities designated at fair value through profit or loss reserve	Exchange differences on translating foreign operations reserve	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity

	(In millions)
Balance at April 1, 2021	¥2,341,274	¥722,595	¥6,078,208	¥(13,699)	¥214,411	¥2,106,255	¥(3,455)	¥113,646	¥11,559,235	¥68,379	¥648,536	¥12,276,150

Comprehensive income:
Net profit	—	—	361,393	—	—	—	—	—	361,393	1,836	5,365	368,594
Other comprehensive income	—	—	—	—	52,823	187,649	936	88,078	329,486	(68)	—	329,418

Total comprehensive income	—	—	361,393	—	52,823	187,649	936	88,078	690,879	1,768	5,365	698,012

Issuance of shares under share-based payment transactions	604	604	—	—	—	—	—	—	1,208	—	—	1,208
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	—	66	—	66
Transaction with non-controlling interest shareholders	—	(195)	—	—	—	—	—	—	(195)	240	—	45
Share of changes in capital surplus of associates and joint ventures	—	5,097	—	—	—	—	—	—	5,097	—	—	5,097
Dividends to shareholders	—	—	(130,190)	—	—	—	—	—	(130,190)	(727)	—	(130,917)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(5,365)	(5,365)
Purchases of other equity instruments and sales of other equity instruments-net	—	—	—	—	—	—	—	—	—	—	3,338	3,338
Purchases of treasury stock	—	—	—	(37)	—	—	—	—	(37)	—	—	(37)
Sales of treasury stock	—	—	—	327	—	—	—	—	327	—	—	327
Loss on sales of treasury stock	—	—	(31)	—	—	—	—	—	(31)	—	—	(31)
Share-based payment transactions	—	(187)	—	—	—	—	—	—	(187)	—	—	(187)
Transfer from other reserves to retained earnings	—	—	36,453	—	(20,548)	(15,905)	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	248	—	248

Balance at September 30, 2021	¥2,341,878	¥727,914	¥6,345,833	¥(13,409)	¥246,686	¥2,277,999	¥(2,519)	¥201,724	¥12,126,106	¥69,974	¥651,874	¥12,847,954

Balance at April 1, 2022	¥2,341,878	¥645,382	¥6,434,605	¥(13,403)	¥197,310	¥1,808,222	¥520	¥540,242	¥11,954,756	¥93,325	¥733,611	¥12,781,692

Comprehensive income:
Net profit	—	—	762,185	—	—	—	—	—	762,185	9,603	5,606	777,394
Other comprehensive income	—	—	—	—	10,641	(499,964)	718	702,611	214,006	2,577	—	216,583

Total comprehensive income	—	—	762,185	—	10,641	(499,964)	718	702,611	976,191	12,180	5,606	993,977

Issuance of shares under share-based payment transactions	659	659	—	—	—	—	—	—	1,318	—	—	1,318
Transaction with non-controlling interest shareholders	—	(395)	—	—	—	—	—	—	(395)	1,294	—	899
Dividends to shareholders	—	—	(143,936)	—	—	—	—	—	(143,936)	(2,713)	—	(146,649)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	—	(5,606)	(5,606)
Purchases of other equity instruments and sales of other equity instruments-net	—	—	—	—	—	—	—	—	—	—	1,002	1,002
Purchases of treasury stock	—	—	—	(34)	—	—	—	—	(34)	—	—	(34)
Sales of treasury stock	—	—	—	320	—	—	—	—	320	—	—	320
Loss on sales of treasury stock	—	—	(46)	—	—	—	—	—	(46)	—	—	(46)
Share-based payment transactions	—	(62)	—	—	—	—	—	—	(62)	—	—	(62)
Transfer from other reserves to retained earnings	—	—	90,970	—	(21,303)	(69,667)	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	2,723	—	2,723

Balance at September 30, 2022	¥2,342,537	¥645,584	¥7,143,778	¥(13,117)	¥186,648	¥1,238,591	¥1,238	¥1,242,853	¥12,788,112	¥106,809	¥734,613	¥13,629,534

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows (Unaudited)

	For the six months ended September 30,
	2022	2021

	(In millions)
Operating Activities:
Profit before tax	¥1,024,552	¥509,353
Adjustments for:
Gains on financial assets at fair value through profit or loss and investment securities	(18,600)	(96,183)
Foreign exchange (gains) losses	(939,255)	47,260
Provision for loan losses	86,989	13,855
Depreciation and amortization	157,999	158,232
Share of post-tax profit of associates and joint ventures	(61,241)	(27,899)
Net changes in assets and liabilities:
Net (increase) decrease of term deposits with original maturities over three months	1,767,421	(98,456)
Net increase of call loans and bills bought	(4,914,016)	(191,334)
Net decrease of reverse repurchase agreements and cash collateral on securities borrowed	1,388,766	1,224,050
Net increase of loans and advances	(9,941,327)	(139,094)
Net change of trading assets and liabilities, derivative financial instruments, and financial liabilities designated at fair value through profit or loss	1,232,767	(500,754)
Net increase (decrease) of deposits	8,666,708	(1,511,338)
Net increase of call money and bills sold	4,375	349,768
Net decrease of repurchase agreements and cash collateral on securities lent	(2,458,303)	(2,364,123)
Net increase (decrease) of other unsubordinated borrowings and debt securities in issue	(7,388,484)	1,162,855
Income taxes paid—net	(106,797)	(91,992)
Other operating activities—net	(1,312,248)	425,033

Net cash and cash equivalents used in operating activities	(12,810,694)	(1,130,767)

Investing Activities:
Purchases of financial assets at fair value through profit or loss and investment securities	(15,404,357)	(18,734,409)
Proceeds from sales of financial assets at fair value through profit or loss and investment securities	11,051,492	11,859,983
Proceeds from maturities of financial assets at fair value through profit or loss and investment securities	11,892,293	7,519,713
Investments in associates and joint ventures	—	(1,700)
Proceeds from sales of investments in associates and joint ventures	4,512	1,529
Purchases of property, plant and equipment, and investment properties	(30,387)	(33,217)
Purchases of intangible assets	(93,017)	(92,958)
Proceeds from sales of property, plant and equipment, investment properties and intangible assets	1,864	495

Net cash and cash equivalents provided by investing activities	7,422,400	519,436

Financing Activities:
Redemption of subordinated borrowings	(15,000)	—
Proceeds from issuance of subordinated bonds	—	93,347
Redemption of subordinated bonds	—	(174,000)
Payments for the principal portion of lease liabilities	(44,825)	(47,664)
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(143,871)	(130,153)
Dividends paid to non-controlling interest shareholders	(2,713)	(727)
Coupons paid to other equity instruments holders	(5,606)	(5,365)
Purchases of treasury stock and proceeds from sales of treasury stock—net	240	259
Purchases of other equity instruments and proceeds from sales of other equity instruments—net	1,002	3,338
Transactions with non-controlling interest shareholders—net	956	111

Net cash and cash equivalents used in financing activities	(209,817)	(260,854)

Effect of exchange rate changes on cash and cash equivalents	1,674,253	49,681

Net decrease of cash and cash equivalents	(3,923,858)	(822,504)
Cash and cash equivalents at beginning of period	74,343,953	71,548,697

Cash and cash equivalents at end of period	¥70,420,095	¥70,726,193

Net cash and cash equivalents provided by operating activities includes:
Interest and dividends received	¥1,367,994	¥942,698
Interest paid	510,259	147,489

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements (Unaudited)

1	GENERAL INFORMATION
Sumitomo Mitsui Financial Group, Inc. (the “Company” or “SMFG”) was established on December 2, 2002, as a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”) and its subsidiaries through a statutory share transfer (
kabushiki-iten
) of all of the outstanding equity securities of SMBC in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (
Kabushiki Kaisha
) incorporated under the Companies Act of Japan (“Companies Act”). Upon the formation of the Company and the completion of the statutory share transfer, SMBC became a direct, wholly owned subsidiary of the Company. The Company has a primary listing on the Tokyo Stock Exchange (Prime Market), with further listing on the Nagoya Stock Exchange (Premier Market). The Company’s American Depositary Shares are listed on the New York Stock Exchange.
The Company and its subsidiaries (the “Group”) offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services together with its associates and joint ventures.
The accompanying consolidated financial statements have been authorized for issue by the Management Committee on December 20, 2022.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Preparation
The interim consolidated financial statements, including selected explanatory notes, of the Group have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the fiscal year ended March 31, 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.
Significant Accounting Policies
The significant accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the fiscal year ended March 31, 2022.
For the six months ended September 30, 2022, a number of amendments to standards have become effective; however, they have not resulted in any material impact on the Group’s interim consolidated financial statements.
Recent Accounting Pronouncements
The Group is currently assessing the impact of the following standards, amendments to standards, and interpretations that are not yet effective and have not been early adopted:
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)
In September 2014, the IASB issued the narrow-scope amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” to address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The effective date of applying the amendments was January 1, 2016 when they were originally issued, however, in December 2015, the IASB issued
Effective Date of Amendments to IFRS 10 and IAS 28
to remove the effective date and indicated that a new effective date will be determined at a future date when it has finalized revisions, if any, that result from its research project on equity accounting. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
IFRS 17 “Insurance Contracts”
In May 2017, the IASB published IFRS 17 “Insurance Contracts,” which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts, replacing IFRS 4 “Insurance Contracts.” IFRS 4 provided entities dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 requires all insurance contracts to be accounted for in a consistent manner. Insurance obligations will be accounted for by using present values instead of historical cost.
In June 2020, the IASB issued amendments to IFRS 17 to help entities implement the standard and make it easier for them to explain their financial performance. The fundamental principles introduced when the IASB first issued IFRS 17 in May 2017 remain unaffected. The mandatory effective date of applying IFRS 17 was January 1, 2021 when it was originally issued but deferred to annual periods beginning on or after January 1, 2023 and are not expected to have a material impact on the Group’s consolidated financial statements.
Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
In February 2021, the IASB issued narrow-scope amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 “Making Materiality Judgements” to support entities improve accounting policy disclosures for users of financial statements. The amendments to IAS 1 require entities to disclose their material accounting policy information rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. The amendments are effective for annual periods beginning on or after January 1, 2023.
Definition of Accounting Estimates (Amendments to IAS 8)
In February 2021, the IASB issued narrow-scope amendments to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors.” The amendments introduce the definition of accounting estimates and clarify how entities should distinguish changes in accounting policies from changes in accounting estimates. The amendments are effective for annual periods beginning on or after January 1, 2023.
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
In May 2021, the IASB issued narrow-scope amendments to IAS 12 “Income Taxes” to specify how entities should account for deferred tax on transactions such as leases and decommissioning obligations. The aim of the amendments is to reduce diversity in the reporting of deferred tax on such transactions. The amendments are effective for annual periods beginning on or after January 1, 2023 and are not expected to have a material impact on the Group’s consolidated financial statements.
Initial Application of IFRS 17 and IFRS 9—Comparative Information (Amendment to IFRS 17)
In December 2021, the IASB issued a narrow-scope amendment to the transition requirements in IFRS 17 to help entities avoid temporary accounting mismatches between financial assets and insurance contract liabilities caused by the different transition requirements between IFRS 17 and IFRS 9 “Financial Instruments.” The amendments are effective for annual periods beginning on or after January 1, 2023 and are not expected to have a material impact on the Group’s consolidated financial statements.

Classification of Liabilities as Current or
Non-current
(Amendments to IAS 1)
In January 2020, the IASB issued narrow-scope amendments to IAS 1 to clarify how to classify debt and other liabilities as current or non-current.
The amendments make it easier for entities to determine whether, in the statements of financial position, debt and other liabilities with an uncertain settlement date should be classified as current or non-current.
The effective date of applying the amendments was January 1, 2022 when they were originally issued, however, in July 2020, the IASB issued an amendment which defers the effective date to annual periods beginning on or after January 1, 2023. Subsequently, in October 2022, the IASB issued an amendment which defers the effective date to annual periods beginning on or after January 1, 2024. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
In September 2022, the IASB issued narrow-scope amendments to IFRS 16 “Leases,” which add to subsequent measurement requirements for the lease liability arising from a sale and leaseback transaction. The amendments specify how to measure the lease liability when reporting after the date of the transaction. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
Non-current
Liabilities with Covenants (Amendments to IAS 1)
In October 2022, the IASB issued amendments to IAS 1 to improve the information entities provide about long-term debt with covenants. The amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current
at the reporting date. Instead, the amendments require an entity to disclose information about these covenants in the notes to the financial statements and enable investors to understand the risk that such debt could become repayable early. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The consolidated financial statements are influenced by estimates and management judgments, which necessarily have to be made in the course of preparation of the consolidated financial statements. Estimates and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and which are continually evaluated. For information on the estimation of the allowance for loan losses which reflects the current and forward-looking impact of the situation in Russia and Ukraine and the
COVID-19
pandemic, refer to Note 7 “Loans and Advances.” The critical accounting estimates and judgments are described in Note 3 “Critical Accounting Estimates and Judgments” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2022.

4	SEGMENT ANALYSIS
Business Segments
The Group’s business segment information is prepared based on the internal reporting system utilized by its
management to assess the performance of its business segments.
The Group has four main business segments: the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, with the remaining operations recorded in Head office account and others.

Wholesale Business Unit
The Wholesale Business Unit provides comprehensive solutions primarily for corporate clients in Japan that respond to wide-ranging client needs in relation to financing, investment management, risk hedging, settlement, M&A and other advisory services, digital services and leasing services. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”) and SMBC Finance Service Co., Ltd. (“SMBC Finance Service”).
Retail Business Unit
The Retail Business Unit provides financial services to consumers residing in Japan and mainly consists of the retail businesses of SMBC, SMBC Trust Bank, SMBC Nikko Securities, Sumitomo Mitsui Card, SMBC Finance Service and SMBC Consumer Finance Co., Ltd. This business unit offers a wide range of products and services for consumers, including wealth management services, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers.
Global Business Unit
The Global Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese
companies, financial institutions and government agencies and public corporations of various countries. This business unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives, global cash management services, leasing services, underwriting activities, Japanese stock brokerage and M&A advisory services. This business unit mainly consists of the global businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries.
Global Markets Business Unit
The Global Markets Business Unit offers solutions through foreign exchange products, derivatives, bonds, stocks and other marketable financial products, and also undertakes asset liability management operations, which help comprehensively control balance sheet liquidity risks and interest rate risks. This business unit consists of the Treasury Unit of SMBC and the global markets businesses of SMBC Nikko Securities.
Head office account and others
The Head office account and others represent the difference between the aggregate of the Wholesale Business Unit, the Retail Business Unit, the Global Business Unit and the Global Markets Business Unit, and the Group as a whole. It mainly consists of administrative expenses related to headquarters operations and profit or loss from other subsidiaries including The Japan Research Institute, Limited and Sumitomo Mitsui DS Asset Management Company, Limited. It also includes the elimination items related to internal transactions between the Group companies.
Measurement of Segment Profit or Loss
The business segment information is prepared under the management approach. Consolidated net business profit is used as a profit indicator of banks in Japan. Consolidated net business profit of each segment is calculated by deducting general and administrative expenses (i.e., the total of personnel expense, non-personnel
expense and tax), and by adding or deducting others (i.e., share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss based on internal managerial accounting) to or from consolidated gross profits (i.e., the total of net interest income, trust fees, net fee and commission income, net trading income and net other operating income). The consolidated gross profits and general and administrative expenses of each segment are prepared for management accounting purposes and not generated solely by aggregating figures prepared under financial accounting. While the Group’s disclosure complies with the requirements on segment information in accordance with IFRS, the figures reported to management and disclosed herein are prepared under accounting principles generally accepted in Japan (“Japanese GAAP”). Consequently, the business segment information does not agree with the figures in the consolidated financial statements under IFRS. These differences are addressed in the “Reconciliation of Segmental Results of Operations to Consolidated Income Statements.”
Information regarding the total assets of each segment is not used by management in deciding how to allocate resources and assess performance. Accordingly, total assets are not included in the business segment information.
Segmental Results of Operations
The following tables show the Group’s results of operations by business segment for the six months ended September 30, 2022 and 2021.
For the six months ended September 30, 2022:

	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥367.4	¥553.8	¥601.1	¥266.0	¥(155.9)	¥1,632.4
General and administrative expenses	(145.5)	(456.2)	(314.7)	(56.7)	10.5	(962.6)
Others (2)	37.3	2.1	46.0	15.4	(48.7)	52.1

Consolidated net business profit	¥259.2	¥99.7	¥332.4	¥224.7	¥(194.1)	¥721.9

For the six months ended September 30, 2021:
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total

	(In billions)
Consolidated gross profit (1)	¥329.5	¥568.1	¥394.5	¥250.9	¥(111.7)	¥1,431.3
General and administrative expenses	(148.9)	(464.9)	(213.9)	(43.0)	(5.2)	(875.9)
Others (2)	30.3	0.8	25.1	17.6	(43.1)	30.7

Consolidated net business profit	¥210.9	¥104.0	¥205.7	¥225.5	¥(160.0)	¥586.1

(1)
Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)
“Others” includes share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss, that is, profit and loss double counted within the Group’s business segments in the managerial accounting.

Reconciliation of Segmental Results of Operations to Consolidated Income Statements
The figures provided in the tables above are calculated by aggregating the figures used for management reporting under Japanese GAAP for each segment. The total amount of consolidated net business profit that is calculated by each segment based on the internal managerial data is reconciled to profit before tax reported in the consolidated financial statements under IFRS as shown in the following table:

	For the six months ended September 30,
	2022	2021

	(In billions)
Consolidated net business profit	¥721.9	¥586.1
Differences between management reporting and Japanese GAAP:
Total credit costs	(83.1)	(26.7)
Gains on equity instruments	92.1	81.2
Extraordinary gains or losses and others	(6.2)	(13.8)

Profit before tax under Japanese GAAP	724.7	626.8

Differences between Japanese GAAP and IFRS:
Scope of consolidation	3.2	1.9
Derivative financial instruments	464.5	(10.4)
Investment securities	(105.6)	(49.5)
Loans and advances	(33.2)	0.8
Investments in associates and joint ventures	(28.7)	(36.6)
Property, plant and equipment	(0.6)	0.7
Lease accounting	—	(0.3)
Defined benefit plans	(28.1)	(30.3)
Foreign currency translation	(22.5)	(2.9)
Classification of equity and liability	5.7	5.4
Others	45.2	3.8

Profit before tax under IFRS	¥1,024.6	¥509.4

5	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING
Derivative financial instruments include futures, forwards, swaps, options and other types of derivative contracts, which are transactions listed on exchanges or over-the-counter
(“OTC”) transactions. In the normal course of business, the Group enters into a variety of derivatives for trading and risk management purposes. The Group uses derivatives for trading activities, which include facilitating customer transactions, market-making and arbitrage activities. The Group also uses derivatives to reduce its exposures to market and credit risks as part of its asset and liability management.
Derivatives are financial instruments that derive their value from the price of underlying items such as interest rates, foreign exchange rates, equities, bonds, commodities, credit spreads and other indices. The Group’s derivative financial instruments mainly consist of interest rate derivatives and currency derivatives. Interest rate derivatives include interest rate swaps, interest rate options and interest rate futures. Currency derivatives include foreign exchange forward transactions, currency swaps and currency options.

The tables below represent the derivative financial instruments by type and purpose of derivatives at September 30, 2022 and March 31, 2022.

	At September 30, 2022
	Trading			Risk Management (1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

	(In millions)
Interest rate derivatives	¥2,061,120,066	¥6,212,947	¥7,768,002	¥72,040,221	¥1,198,010	¥1,332,739
Futures	223,142,537	102,812	91,516	6,247,101	12,001	1,289
Listed Options	522,958,253	599,055	168,442	—	—	—
Forwards	17,421,037	69,019	62,512	—	—	—
Swaps	1,081,676,525	4,567,833	4,742,377	65,591,834	1,186,009	1,303,834
OTC Options	215,921,714	874,228	2,703,155	201,286	—	27,616
Currency derivatives	224,730,244	5,433,716	3,656,993	20,343,998	275,513	2,444,014
Futures	13,767	—	1,387	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	122,497,469	3,161,352	2,683,600	3,177,503	40,728	535,946
Swaps	91,213,820	2,064,043	686,410	17,166,495	234,785	1,908,068
OTC Options	11,005,188	208,321	285,596	—	—	—
Equity derivatives	2,832,186	110,350	124,518	—	—	—
Futures	1,433,209	49,993	44,600	—	—	—
Listed Options	1,093,200	27,854	64,714	—	—	—
Forwards	108	—	8	—	—	—
Swaps	41,810	581	6,518	—	—	—
OTC Options	263,859	31,922	8,678	—	—	—
Commodity derivatives	230,568	15,417	14,023	—	—	—
Futures	81,998	1,444	2,005	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	99,706	13,270	11,048	—	—	—
OTC Options	48,864	703	970	—	—	—
Credit derivatives	3,118,501	22,050	26,300	—	—	—

Total derivative financial instruments	¥2,292,031,565	¥11,794,480	¥11,589,836	¥92,384,219	¥1,473,523	¥3,776,753

	At March 31, 2022
	Trading			Risk Management (1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

	(In millions)
Interest rate derivatives	¥1,429,411,628	¥3,016,258	¥3,189,943	¥56,750,246	¥577,685	¥582,721
Futures	150,781,509	118,492	119,133	774,857	321	2
Listed Options	450,609,244	493,433	99,058	—	—	—
Forwards	12,650,288	1,447	84	—	—	—
Swaps	659,925,813	2,062,478	2,096,930	55,805,239	577,364	579,505
OTC Options	155,444,774	340,408	874,738	170,150	—	3,214
Currency derivatives	180,733,207	2,637,955	2,000,625	13,999,978	66,030	986,906
Futures	10,759	101	204	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	84,081,833	1,259,714	1,132,187	2,836,806	29,947	267,923
Swaps	86,177,897	1,258,400	727,106	11,163,172	36,083	718,983
OTC Options	10,462,718	119,740	141,128	—	—	—
Equity derivatives	2,801,005	102,313	157,086	19,720	—	2,031
Futures	1,231,058	39,764	62,024	—	—	—
Listed Options	1,252,615	35,056	82,997	—	—	—
Forwards	—	—	—	—	—	—
Swaps	56,448	542	4,859	19,720	—	2,031
OTC Options	260,884	26,951	7,206	—	—	—
Commodity derivatives	153,247	21,540	19,544	—	—	—
Futures	11,186	1,413	202	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	138,270	20,033	18,815	—	—	—
OTC Options	3,791	94	527	—	—	—
Credit derivatives	2,839,549	21,967	27,480	—	—	—

Total derivative financial instruments	¥1,615,938,636	¥5,800,033	¥5,394,678	¥70,769,944	¥643,715	¥1,571,658

(1)
Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedging instruments under Japanese GAAP. Under IFRS, the Group applies hedge accounting for certain fixed rate debt securities in issue, borrowings and debt instruments at fair value through other comprehensive income (“FVOCI”), certain equity instruments elected to be measured at FVOCI and net investments in foreign operations. Derivative financial instruments designated as hedging instruments are also categorized as “Risk Management.”

Hedge accounting
The Group applies fair value hedge accounting and hedge accounting of net investments in foreign operations in order to reflect the effect of risk management activities on its consolidated financial statements.

Fair value hedges
The Group applies fair value hedge accounting to mitigate the risk of changes in the fair value of certain fixed rate financial assets and liabilities, and the risk of changes in the fair value of certain equity instruments elected to be measured at FVOCI. The table below represents the amounts related to items designated as hedging instruments at September 30, 2022 and March 31, 2022.

	At September 30, 2022			At March 31, 2022
	Notional amounts	Carrying amounts		Notional amounts	Carrying amounts
		Assets	Liabilities		Assets	Liabilities

	(In millions)
Interest rate risk
Interest rate swaps	¥8,780,358	¥176,724	¥714,204	¥8,117,678	¥110,604	¥246,482
Interest rate options	201,286	—	27,616	170,150	—	3,214
Stock price risk
Equity swaps	—	—	—	19,720	—	2,031
Hedges of net investments in foreign operations
The Group applies hedge accounting of net investments in foreign operations to mitigate the foreign currency risk of exchange differences arising from the translation of net investments in foreign operations. The table below represents the amounts related to items designated as hedging instruments at September 30, 2022 and March 31, 2022.

	At September 30, 2022			At March 31, 2022
	Nominal amounts	Carrying amounts		Nominal amounts	Carrying amounts
		Assets	Liabilities		Assets	Liabilities

	(In millions)
Foreign exchange forward contracts	¥3,140,082	¥40,728	¥530,025	¥2,783,215	¥29,947	¥266,699
Foreign currency denominated financial liabilities	179,099	—	179,099	129,090	—	129,090

6	INVESTMENT SECURITIES
The following table shows the amount of investment securities, which consist of debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at September 30, 2022 and March 31, 2022.

	At September 30, 2022	At March 31, 2022

	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥72,543	¥—
Japanese municipal bonds	43,706	25,741
Total domestic	116,249	25,741

Foreign:
Bonds issued by other governments and official institutions (1)	60,802	56,400
Other debt instruments	1,415	1,813
Total foreign	62,217	58,213

Total debt instruments at amortized cost	¥178,466	¥83,954

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥9,988,100	¥15,774,197
Japanese municipal bonds	1,085,718	1,145,496
Japanese corporate bonds	1,077,207	948,992
Other debt instruments	311	311
Total domestic	12,151,336	17,868,996

Foreign:
U.S. Treasury and other U.S. government agency bonds	5,637,454	5,681,789
Bonds issued by other governments and official institutions (1)	2,987,313	2,997,588
Mortgage-backed securities	1,161,047	1,006,051
Other debt instruments	537,442	512,542
Total foreign	10,323,256	10,197,970

Total debt instruments at fair value through other comprehensive income	¥22,474,592	¥28,066,966

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥3,453,106	¥3,658,591
Foreign equity instruments	889,466	939,894

Total equity instruments at fair value through other comprehensive income	¥4,342,572	¥4,598,485
Total investment securities	¥26,995,630	¥32,749,405

(1)	Bonds issued by governments and official institutions excluding U.S. Treasury and other U.S. government agencies.

7	LOANS AND ADVANCES
The following tables present loans and advances at September 30, 2022 and March 31, 2022.

	At September 30, 2022
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥111,730,401	¥3,795,243	¥1,391,224	¥116,916,868

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(391,181)
Less: Allowance for loan losses	(175,289)	(258,280)	(556,599)	(990,168)

Carrying amount				¥115,535,519

	At March 31, 2022
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥100,846,789	¥3,700,816	¥1,406,094	¥105,953,699

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(324,830)
Less: Allowance for loan losses	(162,919)	(247,020)	(583,115)	(993,054)

Carrying amount				¥104,635,815

Reconciliation of allowance for loan losses is as follows:

	At September 30, 2022
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Allowance for loan losses:
Balance at April 1, 2022	¥162,919	¥247,020	¥583,115	¥993,054
Net transfers between stages	(7,616)	(8,529)	16,145	—
Provision for loan losses	12,104	5,737	69,148	86,989
Charge-offs (1)	—	—	142,198	142,198
Recoveries	—	—	10,467	10,467

Net charge-offs	—	—	131,731	131,731
Others (2)	7,882	14,052	19,922	41,856

Balance at September 30, 2022	¥175,289	¥258,280	¥556,599	¥990,168

	At September 30, 2021
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit-impaired	Total

	(In millions)
Allowance for loan losses:
Balance at April 1, 2021	¥170,156	¥255,909	¥423,222	¥849,287
Net transfers between stages	(8,713)	(1,465)	10,178	—
Provision (credit) for loan losses	(2,382)	(14,193)	30,430	13,855
Charge-offs (1)	—	—	72,949	72,949
Recoveries	—	—	7,032	7,032

Net charge-offs	—	—	65,917	65,917
Others (2)	828	1,131	824	2,783

Balance at September 30, 2021	¥159,889	¥241,382	¥398,737	¥800,008

(1)	Charge-offs consist of the reduction of the allowance through the sales of loans and write-offs.
(2)	Others mainly include foreign exchange translations for the six months ended September 30, 2022 and 2021.
The allowance for loan losses is measured under the expected credit losses (“ECL”) model which requires the use of complex models and significant assumptions about future economic conditions and credit behavior. For the six months ended September 30, 2022, the obligor grading, macroeconomic factors and additional ECL adjustments used to determine the final ECL reflected the current and forward-looking impact of the situation in Russia and Ukraine and the
COVID-19
pandemic.
Although the Group understands that there is significant uncertainty in predicting the severity and duration of Russia’s aggression against Ukraine, the timing of the economic recovery from the
COVID-19
pandemic and its future impact on the Japanese and global economy, the Group assumed that the Japanese and global economy will recover moderately from the
COVID-19
pandemic during the fiscal year ending March 31, 2023 and continue to recover during the fiscal year ending March 31, 2024, which will be to some extent affected by rising commodity prices and downward pressure on the global economy from the continuous global monetary tightening. This assumption was considered in determining the base scenario. The following table shows the growth rates of the Japanese and global GDP, which are the key factors of the macroeconomic scenarios, under the base scenario.

	For the fiscal year ending March 31,
	2023	2024

	(%)
Japanese GDP	2.0	2.0
Global GDP	2.9	2.9
In determining the need for making additional ECL adjustments, the Group considered whether there is an increase in the credit risk for some portfolios which had a material adverse impact resulting from the sanctions imposed in connection with Russia’s aggression against Ukraine or from the
COVID-19
pandemic and whether the increased risk, if any, was not fully incorporated in the ECL model. For the Russian exposure, the Group evaluated the forward-looking impact on credit risks and losses based on factors such as the possibility that payment of principal or interest would be delayed or the request for loan restructuring would be made due to the prolonged impact of sanctions targeting Russia imposed by the Japanese government and authorities in several other jurisdictions, Russia’s measures to defend its economy and mitigate the effect of sanctions, and a deterioration of credit condition of Russia. For the
COVID-19
pandemic, additional ECL adjustments included the consideration of the temporary impact on probability of default of various measures taken by governments. The Group evaluated the forward-looking impact on credit risks and losses of certain industry-related portfolios selected based on changes in factors such as the market conditions and bankruptcy trends as a result of the reduction in economic activity by requests for voluntary restraint on movement and business closure requests to commercial facilities. As a consequence, the Group decided to maintain ECL adjustments for the above portfolios affected by the situation in Russia and Ukraine and the
COVID-19
pandemic.
As a result, for the six months ended September 30, 2022, the allowance for loan losses slightly
decreased by ¥2,886 million from ¥993,054 million at the beginning of period to ¥990,168 million at end of period. The decrease was primarily due to charge-offs related to some large borrowers
through the sales of loans and write-offs
, which was partially offset by the increase in the provision for loan losses related to some other large borrowers
.

8	BORROWINGS
Borrowings at September 30, 2022 and March 31, 2022 consisted of the following:

	At September 30, 2022	At March 31, 2022
	(In millions)
Unsubordinated borrowings	¥12,029,633	¥18,766,117
Subordinated borrowings	219,210	234,680
Liabilities associated with securitization transactions	1,178,378	1,200,147
Lease liabilities	378,853	383,707

Total borrowings	¥13,806,074	¥20,584,651

9	DEBT SECURITIES IN ISSUE
Debt securities in issue at September 30, 2022 and March 31, 2022 consisted of the following:

	At September 30, 2022	At March 31, 2022
	(In millions)
Commercial paper	¥2,588,279	¥2,424,579
Unsubordinated bonds	8,316,555	8,000,837
Subordinated bonds	1,043,418	1,003,021

Total debt securities in issue	¥11,948,252	¥11,428,437

10	PROVISIONS
The following table presents movements by class of provisions for the six months ended September 30, 2022.

	Provision for interest repayment	Other provisions	Total

	(In millions)
Balance at April 1, 2022	¥135,123	¥92,661	¥227,784
Additional provisions	—	4,142	4,142
Amounts used	(17,268)	(3,759)	(21,027)
Unused amounts reversed	—	(7,448)	(7,448)
Amortization of discount and effect of change in discount rate	(1)	68	67
Others	—	273	273

Balance at September 30, 2022	¥117,854	¥85,937	¥203,791

Provision for Interest Repayment
Japan has two laws restricting interest rates on loans. The Interest Rate Restriction Act sets the maximum interest rates on loans ranging from 15% to 20%. The Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates capped the interest rate on loans at 29.2% up to June 2010. Interest rates on loans greater than the range of
15-20%
but below the maximum allowable of 29.2% were called “gray zone interest,” and many consumer lending and credit card companies were charging interest in this zone.
In January 2006, judicial decisions strictly interpreted the conditions under which consumer finance companies may retain gray zone interest. As a result, claims for refunds of gray zone interest have increased, and consumer lending and credit card companies have recorded a provision for claims for refunds of gray zone interest.
In December 2006, the Government of Japan made amendments to laws regulating money lenders to implement regulatory reforms affecting the consumer finance industry. As a result, in June 2010, the maximum legal interest rates on loans were reduced to the range of
15-20%,
and gray zone interest was abolished.
The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future. The timing of the settlement of these claims is uncertain.
For the six months ended September 30, 2022, the provision for interest repayment decreased primarily due to the use of the provision.
Other Provisions
Other provisions include asset retirement obligations and provisions for loan commitments, point programs, reimbursement of deposits and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at September 30, 2022 and April 1, 2022.

11	SHAREHOLDERS’ EQUITY
Common Stock
The number of issued shares of common stock and common stock held by the Company at September 30, 2022 and March 31, 2022 was as follows:

	At September 30, 2022	At March 31, 2022
Shares outstanding	1,374,691,194	1,374,362,102
Shares in treasury	3,466,127	3,542,321
The total number of authorized shares of common stock was 3,000 million at September 30, 2022 and March 31, 2022 with no stated value.
On November 14, 2022, the Company announced the progress of the repurchase of its own shares pursuant to the resolution of the board of directors held on November 12, 2021. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 33,000,000 shares of its common stock and (ii) an aggregate of ¥100 billion between November 15, 2021 and November 11, 2022. However, its share repurchases were suspended during periods in which it may have been deemed to hold material non-public
information. As a result, the repurchase period beginning November 15, 2021 ended without any repurchase of shares.
Simultaneously, the Company announced that the board of directors resolved to repurchase shares of the Company’s common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 61,000,000 shares of its common stock and (ii) an aggregate of ¥200 billion between November 15, 2022 and May 31, 2023. The cancellation of the repurchased shares is scheduled on June 20, 2023.

During November 2022, the Company entered into contracts to repurchase
4,593,700
shares of common stock for ¥
21
billion in aggregate.

Preferred Stock
The following table shows the number of shares of preferred stock at September 30, 2022 and March 31, 2022.

	At September 30, 2022		At March 31, 2022
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—

12	EQUITY ATTRIBUTABLE TO OTHER EQUITY INSTRUMENTS HOLDERS
Equity attributable to other equity instruments holders at September 30, 2022 and March 31, 2022 consisted of the following:

	At September 30, 2022	At March 31, 2022
	(In millions)
Perpetual subordinated bonds	¥734,613	¥733,611

Total equity attributable to other equity instruments holders	¥734,613	¥733,611

SMFG issued perpetual subordinated bonds, which are Basel
III-c
ompliant
Additional Tier 1 capital instruments and are classified as equity under IFRS.

The bonds bear a fixed rate of interest until the first call date. After the first call date, they will bear
 a
floating rate of interest unless they are redeemed. SMFG may at any time and in its sole discretion, elect to cancel any interest payment. If cancelled, interest payments are non-cumulative
and will not increase to compensate for any short-fall in interest payments in any previous year.
These bonds are undated, have no final maturity date and may be redeemed at SMFG’s option, in whole, but not in part, on the first call date or any interest payment dates thereafter subject to prior confirmation of the Financial Services Agency of Japan (“FSA”).
The principal amount of the bonds may be written down upon the occurrence of certain trigger events. For example, if the Common Equity Tier
1
capital ratio falls below
5.125
% (“Capital Ratio Event”), the principal amount required to fully restore the Common Equity Tier
1
capital ratio above
5.125
% will be written down.
The principal amount of the bonds which has been written down due to a Capital Ratio Event may be reinstated at SMFG’s option, subject to prior confirmation of the FSA that the Common Equity Tier 1 capital ratio remains at a sufficiently high level after giving effect to such reinstatement.

13	FEE AND COMMISSION INCOME
Fee and commission income for the six months ended September 30, 2022 and 2021 consisted of the following:

	For the six months ended September 30,
	2022	2021
	(In millions)
Loans	¥68,340	¥60,585
Credit card business	181,965	160,119
Guarantees	35,386	32,579
Securities-related business	55,537	84,673
Deposits	8,560	8,300
Remittances and transfers	73,526	72,036
Safe deposits	2,051	2,021
Trust fees	3,044	2,631
Investment trusts	74,220	93,860
Agency	4,630	4,574
Others	100,287	86,779

Total fee and commission income	¥607,546	¥608,157

Fee and commission income can be mainly disaggregated into credit card business, securities-related business, investment trusts, remittances and transfers and loans by types of services. Fees obtained through credit card business principally arise in the Retail Business Unit. Fees obtained through securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit and the Global Business Unit. Fees and commissions obtained through investment trusts principally arise in the Retail Business Unit and Head office account and others, which include the investment advisory and investment trust management businesses. Remittance and transfer fees principally arise in the Wholesale Business Unit, the Retail Business Unit and the Global Business Unit. Loan transaction fees principally arise in the Wholesale Business Unit and the Global Business Unit.

14	IMPAIRMENT CHARGES ON FINANCIAL ASSETS
Impairment charges (reversals) on financial assets for the six months ended September 30, 2022 and 2021 consisted of the following:

	For the six months ended September 30,
	2022	2021
	(In millions)

Loans and advances	¥86,989	¥13,855
Loan commitments	(7,429)	7,694
Financial guarantees	8,465	(2,779)

Total impairment charges on financial assets	¥88,025	¥18,770

15	EARNINGS PER SHARE
The following table shows the income and share data used in the basic and diluted earnings per share calculations for the six months ended September 30, 2022 and 2021.

	For the six months ended September 30,
	2022	2021
	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of the Company	¥762,185	¥361,393
Weighted average number of common stock in issue (in thousands of shares)	1,371,054	1,370,657

Basic earnings per share	¥555.91	¥263.66

Diluted:
Profit attributable to the common shareholders of the Company	¥762,185	¥361,393
Impact of dilutive potential ordinary shares issued by subsidiaries	—	—

Net profit used to determine diluted earnings per share	¥762,185	¥361,393

Weighted average number of common stock in issue (in thousands of shares)	1,371,054	1,370,657
Adjustments for stock options (in thousands of shares)	478	602

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	1,371,532	1,371,259

Diluted earnings per share	¥555.72	¥263.55

16	DIVIDENDS PER SHARE
The dividends recognized by the Company for the six months ended September 30, 2022 and 2021 were as follows:

	Per share	Aggregate amount
	(In yen)	(In millions)
Dividends on common stock for the six months ended September 30,
2022	¥105	¥143,936
2021	¥95	¥130,190
On
November
14
, 2022, the board of directors approved a dividend of ¥115 per share of common stock totaling ¥157,691 million in respect of the six months ended September 30, 2022. The consolidated financial statements for the six months ended September 30, 2022 do not include this dividend payable.

17	CONTINGENCY AND CAPITAL COMMITMENTS
Legal Proceedings
The Group is engaged in various legal proceedings in Japan and a number of overseas jurisdictions, involving claims by and against it, which arise in the normal course of business. The Group does not expect that the outcome of these proceedings will have a significant adverse effect on the consolidated financial statements of the Group. The Group has recorded adequate provisions with respect to litigation arising out of normal business operations. The Group has not disclosed any contingent liability associated with these legal actions because it cannot reliably be estimated.
In addition, the Group’s wholly-owned broker-dealer subsidiary, SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), is involved in ongoing legal proceedings in Japan. On March 24 and April 13, 2022, the Tokyo District Public Prosecutors Office brought charges against SMBC Nikko Securities and several of its former and current officers and employees, on allegations of illegal stabilization transactions in violation of the Financial Instruments and Exchange Act of Japan (“FIEA”). The first hearing in the trial was conducted on October 28, 2022, at which SMBC Nikko Securities admitted culpability with respect to the charges. A criminal proceeding is ongoing before the Tokyo District Court, which could result in monetary penalties for SMBC Nikko Securities as an entity, although the expected duration and outcome of the proceedings are uncertain.
Capital Commitments
At September 30, 2022 and March 31, 2022, the Group had ¥3,981 million and ¥6,587 million, respectively, of contractual commitments to acquire property, plant and equipment. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.
Loan Commitments and Financial Guarantees and Other Credit-related Contingent Liabilities
Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition established in the contracts. However, since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which the Group can reject an application from customers or reduce the contract amounts in cases where economic conditions change, the Group needs to secure claims, or some other significant event occurs.
Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of the debt instrument. Other credit-related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.
The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at September 30, 2022 and March 31, 2022.

	At September 30, 2022	At March 31, 2022
	(In millions)

Loan commitments	¥78,115,920	¥73,246,384
Financial guarantees and other credit-related contingent liabilities	14,425,845	11,722,240

Total	¥92,541,765	¥84,968,624

18	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
Accounting policies and the valuation process of fair value measurement for the six months ended September 30, 2022 are consistent with those described in Note 44 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2022.
Financial Assets and Liabilities Carried at Fair Value
Fair Value Hierarchy
The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at September 30, 2022 and March 31, 2022. The three levels of the fair value hierarchy are as follows:

•	quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date (Level 1);

•	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (Level 2); and

•	significant unobservable inputs for the asset or liability (Level 3).

	At September 30, 2022
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥3,307,309	¥608,927	¥—	¥3,916,236
Equity instruments	89,077	1,037	—	90,114

Total trading assets	3,396,386	609,964	—	4,006,350

Derivative financial instruments:
Interest rate derivatives	713,868	6,697,081	8	7,410,957
Currency derivatives	—	5,708,487	742	5,709,229
Equity derivatives	77,847	758	31,745	110,350
Commodity derivatives	1,444	13,973	—	15,417
Credit derivatives	—	21,669	381	22,050

Total derivative financial instruments	793,159	12,441,968	32,876	13,268,003

Financial assets at fair value through profit or loss:
Debt instruments	45,278	294,637	633,479	973,394
Equity instruments	2,459	83	39,110	41,652

Total financial assets at fair value through profit or loss	47,737	294,720	672,589	1,015,046

Investment securities at fair value through other comprehensive income:
Japanese government bonds	9,988,100	—	—	9,988,100
U.S. Treasury and other U.S. government agency bonds	5,637,454	—	—	5,637,454
Other debt instruments	1,279,381	5,569,657	—	6,849,038

Total debt instruments	16,904,935	5,569,657	—	22,474,592

Equity instruments	3,875,528	6,583	460,461	4,342,572

Total investment securities at fair value through other comprehensive income	20,780,463	5,576,240	460,461	26,817,164

Total	¥25,017,745	¥18,922,892	¥1,165,926	¥45,106,563

Financial liabilities:
Trading liabilities:
Debt instruments	¥2,814,727	¥137,831	¥—	¥2,952,558
Equity instruments	21,612	6,391	—	28,003

Total trading liabilities	2,836,339	144,222	—	2,980,561

Derivative financial instruments:
Interest rate derivatives	261,247	8,828,893	10,601	9,100,741
Currency derivatives	1,387	6,093,563	6,057	6,101,007
Equity derivatives	109,314	57	15,147	124,518
Commodity derivatives	2,005	12,018	—	14,023
Credit derivatives	—	25,940	360	26,300

Total derivative financial instruments	373,953	14,960,471	32,165	15,366,589

Financial liabilities designated at fair value through profit or loss	—	194,128	228,601	422,729

Others (2)	—	(6,457)	(10,196)	(16,653)

Total	¥3,210,292	¥15,292,364	¥250,570	¥18,753,226

	At March 31, 2022
	Level 1 (1)	Level 2 (1)	Level 3	Total

	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,860,215	¥629,043	¥—	¥3,489,258
Equity instruments	245,186	1,852	—	247,038

Total trading assets	3,105,401	630,895	—	3,736,296

Derivative financial instruments:
Interest rate derivatives	612,246	2,981,691	6	3,593,943
Currency derivatives	101	2,697,933	5,951	2,703,985
Equity derivatives	74,820	689	26,804	102,313
Commodity derivatives	1,413	20,127	—	21,540
Credit derivatives	—	21,318	649	21,967

Total derivative financial instruments	688,580	5,721,758	33,410	6,443,748

Financial assets at fair value through profit or loss:
Debt instruments	516,455	447,738	693,013	1,657,206
Equity instruments	2,375	120	35,884	38,379

Total financial assets at fair value through profit or loss	518,830	447,858	728,897	1,695,585

Investment securities at fair value through other comprehensive income:
Japanese government bonds	15,774,197	—	—	15,774,197
U.S. Treasury and other U.S. government agency bonds	5,681,789	—	—	5,681,789
Other debt instruments	1,378,880	5,232,100	—	6,610,980

Total debt instruments	22,834,866	5,232,100	—	28,066,966

Equity instruments	4,117,832	11,940	468,713	4,598,485

Total investment securities at fair value through other comprehensive income	26,952,698	5,244,040	468,713	32,665,451

Total	¥31,265,509	¥12,044,551	¥1,231,020	¥44,541,080

Financial liabilities:
Trading liabilities:
Debt instruments	¥3,026,965	¥125,078	¥—	¥3,152,043
Equity instruments	23,339	6,610	—	29,949

Total trading liabilities	3,050,304	131,688	—	3,181,992

Derivative financial instruments:
Interest rate derivatives	218,193	3,547,303	7,168	3,772,664
Currency derivatives	204	2,983,028	4,299	2,987,531
Equity derivatives	145,021	2,676	11,420	159,117
Commodity derivatives	202	19,342	—	19,544
Credit derivatives	—	27,352	128	27,480

Total derivative financial instruments	363,620	6,579,701	23,015	6,966,336

Financial liabilities designated at fair value through profit or loss	—	164,648	291,086	455,734

Others (2) (3)	—	917	(3,052)	(2,135)

Total	¥3,413,924	¥6,876,954	¥311,049	¥10,601,927

(1)
Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. There were no significant transfers between Level 1 and Level 2 for the six months ended September 30, 2022 and for the fiscal year ended March 31, 2022.

(2)
Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract. The separated embedded derivatives are measured at fair value using the valuation techniques described in “Derivative financial instruments
 (including embedded derivatives)”
in Note 44 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2022.

(3)	Contingent consideration liabilities arising from business combinations, which are measured at fair value using discounted cash flow models, are presented as others.
The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the six months ended September 30, 2022 and 2021.

		Total gains (losses)									Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2022
	At April 1, 2022	Included in profit or loss	Included in other comprehensive income	Purchases	Sales	Issuances	Settlements (1)	Transfers into Level 3 (2)	Transfers out of Level 3 (2)	At September 30, 2022
	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥(7,162)	¥(3,439)	¥—	¥8	¥—	¥—	¥—	¥—	¥—	¥(10,593)	¥(3,409)
Currency derivatives—net	1,652	(1,445)	—	—	—	—	—	—	(5,522)	(5,315)	(2,099)
Equity derivatives—net	15,384	3,709	—	2,609	(5,104)	—	—	—	—	16,598	6,924
Credit derivatives—net	521	(500)	—	—	—	—	—	—	—	21	(494)

Total derivative financial instruments—net	10,395	(1,675)	—	2,617	(5,104)	—	—	—	(5,522)	711	922

Financial assets at fair value through profit or loss:
Debt instruments	693,013	25,736	398	68,177	(40,242)	—	(33,344)	—	(80,259)	633,479	26,808
Equity instruments	35,884	76	—	4,403	(161)	—	(633)	—	(459)	39,110	(48)

Total financial assets at fair value through profit or loss	728,897	25,812	398	72,580	(40,403)	—	(33,977)	—	(80,718)	672,589	26,760

Investment securities at fair value through other comprehensive income:
Equity instruments	468,713	—	(6,391)	2,175	(3,972)	—	(64)	—	—	460,461	—

Total investment securities at fair value through other comprehensive income	468,713	—	(6,391)	2,175	(3,972)	—	(64)	—	—	460,461	—

Financial liabilities designated at fair value through profit or loss	(291,086)	41,262	220	—	—	(44,886)	65,889	—	—	(228,601)	57,436

Others (3) —liabilities	3,052	7,567	—	940	—	—	—	—	(1,363)	10,196	8,185

Total	¥919,971	¥72,966	¥(5,773)	¥78,312	¥(49,479)	¥(44,886)	¥31,848	¥—	¥(87,603)	¥915,356	¥93,303

		Total gains (losses)									Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2021
	At April 1, 2021	Included in profit or loss	Included in other comprehensive income	Purchases	Sales	Issuances	Settlements (1)	Transfers into Level 3 (2)	Transfers out of Level 3 (2)	At September 30, 2021

	(In millions)

Derivative financial instruments—net:
Interest rate derivatives—net	¥(3,588)	¥1,799	¥—	¥101	¥—	¥—	¥—	¥—	¥(135)	¥(1,823)	¥1,799
Currency derivatives—net	(5,341)	674	—	—	—	—	—	—	—	(4,667)	615
Equity derivatives—net	7,132	(296)	—	5,423	(3,987)	—	—	—	—	8,272	1,442
Credit derivatives—net	1,766	166	5	—	—	—	(437)	—	—	1,500	172

Total derivative financial instruments—net	(31)	2,343	5	5,524	(3,987)	—	(437)	—	(135)	3,282	4,028

Financial assets at fair value through profit or loss:
Debt instruments	561,450	47,629	20	58,818	(43,278)	—	(28,643)	—	(848)	595,148	46,888
Equity instruments	32,777	(1,291)	—	3,975	(374)	—	(2,109)	—	(359)	32,619	(1,369)

Total financial assets at fair value through profit or loss	594,227	46,338	20	62,793	(43,652)	—	(30,752)	—	(1,207)	627,767	45,519

Investment securities at fair value through other comprehensive income:
Equity instruments	447,605	—	29,590	46,753	(585)	—	(5,031)	—	(1)	518,331	—

Total investment securities at fair value through other comprehensive income	447,605	—	29,590	46,753	(585)	—	(5,031)	—	(1)	518,331	—

Financial liabilities designated at fair value through profit or loss	(166,896)	3,064	775	—	—	(217,324)	135,967	—	5,378	(239,036)	3,041

Others (3) —liabilities	(1,104)	(2,607)	—	—	—	—	—	—	615	(3,096)	(2,915)

Total	¥873,801	¥49,138	¥30,390	¥115,070	¥(48,224)	¥(217,324)	¥99,747	¥—	¥4,650	¥907,248	¥49,673

(1)	Settlements for equity instruments include redemption of preferred stocks and receipt of cash distributions which represent a return of investment.
(2)
Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. For the six months ended September 30, 2022, transfers out of Level 3 amounted to
 ¥87,603
million primarily due to a decrease of significance of unobservable inputs of certain financial assets at fair value through profit or loss, including certain
investment funds. On the other hand, for the six months ended September 30, 2021, those amounted to
 ¥(4,650)
million primarily due to an increase in observability of inputs for certain financial liabilities designated at fair value through profit or loss.

(3)
Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

The following table presents total gains or losses included in profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at September 30, 2022 and 2021 by line item of the consolidated income statements.

	Total gains (losses) included in profit or loss for the six months ended September 30,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30,
	2022	2021	2022	2021

	(In millions)
Net interest income	¥861	¥2,566	¥576	¥868
Net trading income (loss)	5,120	(1,756)	8,531	1,319
Net income from financial assets and liabilities at fair value through profit or loss	67,074	49,402	84,196	48,560
Other expenses	89	1,074	—	1,074

Total	¥72,966	¥49,138	¥93,303	¥49,673

The aggregate deferred day one profit yet to be recognized in profit or loss at the beginning and end of the six months ended September 30, 2022 and 2021, and reconciliation of changes in the balances were as follows:

	For the six months ended September 30,
	2022	2021

	(In millions)
Balance at beginning of period	¥27,100	¥18,392
Increase due to new trades	7,061	14,309
Reduction due to redemption, sales or passage of time	(16,017)	(11,712)

Balance at end of period	¥18,144	¥20,989

The Group has entered into transactions where the fair value is determined using valuation techniques for which not all inputs are observable in the market. The difference between the transaction price and the fair value that would be determined at initial recognition using a valuation technique is referred to as “day one profit and loss,” which is not recognized immediately in the consolidated income statements. The table above shows the day one profit and loss balances, all of which are derived from derivative financial instruments, financial assets at fair value through profit or loss and financial liabilities designated at fair value through profit or loss. The release to profit or loss results from the realization due to redemption or sales, and the amortization of the deferred day one profit and loss with the passage of time over the life of the instruments.
Valuation Techniques
Valuation techniques are consistent with those described in Note 44 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2022.

Significant Unobservable Inputs
The following tables present quantitative information about significant unobservable inputs used in the fair value measurement for Level 3 financial assets and liabilities at September 30, 2022 and March 31, 2022. Qualitative information about significant unobservable inputs is consistent with those described in Note 44 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2022.

	At September 30, 2022
	Assets	Liabilities	Valuation technique(s) (1)	Significant unobservable inputs (1)	Range of inputs (1)
	(In millions)
Derivative financial instruments:
Interest rate derivatives	¥8	¥10,601	Option model	Interest rate to interest rate correlation	36%-99%
				Quanto correlation	4%-41%
Currency derivatives	742	6,057	Option model	Interest rate to interest rate correlation	29%-99%
				Quanto correlation	7%-50%
				Foreign exchange volatility	12%-48%
Equity derivatives	31,745	15,147	Option model	Equity to equity correlation	47%-92%
				Quanto correlation	(13)%-33%
				Equity volatility	17%-104%
Credit derivatives	381	360	Credit Default model	Quanto correlation	15%-25%
Financial assets at fair value through profit or loss:
Debt instruments	633,479	—	Option model	Foreign exchange volatility	13%-42%
			DCF model	Probability of default rate	0%-13%
				Loss given default rate	0%-100%
			Net asset value (2)	—	—
Equity instruments	39,110	—	DCF model	Probability of default rate	0%-2%
				Loss given default rate	90%
			See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	460,461	—	Market multiples	Price/ Book value multiple	0.2x-3.4x
				Liquidity discount	20%
			See note (3) below	—	—
Financial liabilities designated at fair value through profit or loss	—	228,601	Option model	Equity to equity correlation	45%-93%
				Interest rate to interest rate correlation	29%-30%
				Quanto correlation	(13)%-50%
				Equity volatility	19%-104%
			Credit Default model	Quanto correlation	15%-25%
Others (4)	—	(10,196)	Option model	Equity to equity correlation	59%-84%
				Interest rate to interest rate correlation	29%-99%
				Quanto correlation	4%-50%
				Equity volatility	21%-37%
				Foreign exchange volatility	12%-48%
			Credit Default model	Quanto correlation	15%-25%

	At March 31, 2022
	Assets	Liabilities	Valuation technique(s) (1)	Significant unobservable inputs (1)	Range of inputs (1)
	(In millions)
Derivative financial instruments:
Interest rate derivatives	¥6	¥7,168	Option model	Interest rate to interest rate correlation	16%-99%
				Quanto correlation	7%-30%
Currency derivatives	5,951	4,299	Option model	Interest rate to interest rate correlation	29%-99%
				Quanto correlation	7%-49%
				Foreign exchange volatility	11%-39%
			DCF model	Prepayment rate	22%
Equity derivatives	26,804	11,420	Option model	Equity to equity correlation	45%-92%
				Quanto correlation	(16)%-35%
				Equity volatility	17%-79%
Credit derivatives	649	128	Credit Default model	Quanto correlation	15%-25%
Financial assets at fair value through profit or loss:
Debt instruments	693,013	—	Monte Carlo Simulation	Equity volatility	17%-38%
			Option model	Foreign exchange volatility	12%-41%
			DCF model	Probability of default rate	0%-23%
				Loss given default rate	10%-100%
			Net asset value (2)	—	—
Equity instruments	35,884	—	DCF model	Probability of default rate	0%-2%
				Loss given default rate	90%
			See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	468,713	—	Market multiples	Price/Earnings multiple	9.3x-48.5x
				Price/Book value multiple	0.3x-2.2x
				EV/EBITDA multiple	5.8x-15.5x
				Liquidity discount	20%
			See note (3) below	—	—
Financial liabilities designated at fair value through profit or loss	—	291,086	Option model	Equity to equity correlation	43%-93%
				Interest rate to interest rate correlation	29%-30%
				Quanto correlation	(16)%-49%
				Equity volatility	13%-57%
			Credit Default model	Quanto correlation	15%-25%
Others (4)	—	(3,052)	Option model	Equity to equity correlation	57%-93%
				Interest rate to interest rate correlation	16%-99%
				Quanto correlation	7%-49%
				Equity volatility	17%-49%
				Foreign exchange volatility	12%-41%
			Credit Default model	Quanto correlation	15%-90%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)	The Group has determined that the net asset value represents fair values of certain investment funds.
(3)
Fair values of certain equity instruments such as unlisted stocks are estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors. A range of key inputs is not provided in these tables as it is not practical to do so given the nature of such valuation techniques.

(4)
Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

Sensitivity Analysis
The fair values of certain financial assets and liabilities are measured using valuation techniques based on inputs such as prices and rates that are not observable in the market. The following tables present the impact of the valuation sensitivity, if these inputs fluctuate to the extent deemed reasonable and the volatility of such inputs has a significant impact on the fair value. Qualitative information about sensitivity to changes in significant unobservable inputs is consistent with those described in Note 44 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2022.

	At September 30, 2022
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes

	(In millions)
Financial instruments—net:
Derivative financial instruments—net:
Interest rate derivatives—net	¥(10,593)	¥—	¥—	¥—	¥—
Currency derivatives—net	(5,315)	7	7	—	—
Equity derivatives—net	16,598	2,643	2,687	—	—
Credit derivatives—net	21	27	27	—	—
Financial assets at fair value through profit or loss:
Debt instruments	633,479	841	2,127	—	—
Equity instruments	39,110	70	139	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	460,461	—	—	16,141	16,141
Financial liabilities designated at fair value through profit or loss (1)	(228,601)	1,915	2,228	—	—
Others (1)(2) —liabilities:	10,196	94	89	—	—

	At March 31, 2022
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes

	(In millions)
Financial instruments—net:
Derivative financial instruments—net:
Interest rate derivatives—net	¥(7,162)	¥—	¥—	¥—	¥—
Currency derivatives—net	1,652	75	73	—	—
Equity derivatives—net	15,384	3,274	3,309	—	—
Credit derivatives—net	521	17	18	—	—
Financial assets at fair value through profit or loss:
Debt instruments	693,013	3,347	7,422	—	—
Equity instruments	35,884	88	167	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	468,713	—	—	12,914	12,019
Financial liabilities designated at fair value through profit or loss (1)	(291,086)	2,008	2,319	—	—
Others (1)(2) —liabilities:	3,052	126	118	—	—

(1)
As part of risk management, the Group enters into transactions to offset the profit or loss of certain financial instruments, including embedded derivatives. Sensitivity of embedded derivatives related to these transactions is presented as derivative financial instruments or financial assets at fair value through profit or loss, according to the presentation of the financial instruments arising from these transactions.

(2)
Derivatives embedded in financial liabilities, except for financial liabilities designated at fair value through profit or loss, are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the separated embedded derivatives whose host contracts are carried at amortized cost are presented within others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

Financial Assets and Liabilities Not Carried at Fair Value
The table below presents the carrying amounts and fair values of financial assets and liabilities not carried at fair value on the Group’s consolidated statements of financial position at September 30, 2022 and March 31, 2022. It does not include the carrying amounts and fair values of financial assets and liabilities whose carrying amounts are reasonable approximations of fair values.

		At September 30, 2022		At March 31, 2022
	Notes	Carrying amount	Fair value	Carrying amount	Fair value

		(In millions)

Financial assets:
Investment securities:
Debt instruments at amortized cost	a	¥178,466	¥178,251	¥83,954	¥83,965
Loans and advances	b	115,535,519	117,766,894	104,635,815	107,177,195
Other financial assets	b	5,788,957	5,785,908	5,309,839	5,307,008

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥119,961,737	¥119,960,567	¥114,512,622	¥114,511,759
Other deposits	c	52,766,561	52,753,411	48,080,870	48,074,478
Borrowings	c	13,427,221	13,410,416	20,200,944	20,234,044
Debt securities in issue	c	11,948,252	11,725,610	11,428,437	11,440,260
Other financial liabilities	c	9,284,232	9,284,152	7,808,826	7,808,773

Notes:

a.	The fair values of debt instruments at amortized cost are determined using quoted prices in active markets or observable inputs other than quoted prices in active markets.
b.	(i)	The carrying amounts of loans with no specified repayment dates represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Short-term financial assets: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Long-term financial assets: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account certain factors including counterparties’ credit ratings, pledged collateral, and market interest rates. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.
c.	Note that some of the financial liabilities in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.
	(i)	The carrying amounts of demand deposits and deposits without maturity represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Short-term financial liabilities: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Long-term financial liabilities: The fair values are, in principle, based on the present values of future cash flows calculated using the funding costs for the remaining maturities. The fair values of debt securities in issue are based on a price quoted by a third party, such as a pricing service or broker, or the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMFG, SMBC and other subsidiaries and publicly offered subordinated bonds published by securities firms.
	(iv)	The carrying amounts and fair values of lease liabilities are not included in this table.

19	INTEREST RATE BENCHMARK REFORM
The following tables show quantitative information about financial instruments that have yet to be transitioned to an alternative benchmark rate at September 30, 2022 and March 31, 2022.

	At September 30, 2022
	USD LIBOR (1)	Others (1) (2)
	(In billions)
Carrying amount of non-derivative financial assets	¥13,944	¥39
Carrying amount of non-derivative financial liabilities	1,588	—
Derivative notional amounts	311,477	69

	At March 31, 2022
	USD LIBOR (1)	Others (1) (2)
	(In billions)
Carrying amount of non-derivative financial assets	¥13,330	¥370
Carrying amount of non-derivative financial liabilities	1,344	—
Derivative notional amounts	221,161	1,756

(1)	The amounts in the tables above are the aggregation of the amounts used for regulatory reporting of SMFG, SMBC, SMBC’s subsidiaries and SMBC Nikko Securities Inc.
(2)
“Others” consists of JPY and GBP LIBOR contracts, most of which include contracts that will switch to using alternative reference rates at the next reset after September 30, 2022 and March 31, 2022. It also includes, to a limited extent, synthetic LIBOR contracts that the Group utilized as a temporary solution.

20	EVENTS AFTER THE STATEMENT OF FINANCIAL POSITION DATE
Administrative actions from the Financial Services Agency
On October 7, 2022, SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), which is a wholly owned subsidiary of SMFG, received from the Financial Services Agency of Japan (“FSA”) a business suspension order based on Article 52, Paragraph 1 of the Financial Instruments and Exchange Act (“FIEA”), generally prohibiting it from engaging in new business relating to block offer transactions for the period from October 7, 2022 to January 6, 2023. In addition, SMBC Nikko Securities received from the FSA business improvement orders based on Article 51 of the FIEA in connection with the market manipulation conduct and the firewall regulation violations.
On the same day, SMFG received from the FSA an improvement measures order based on Article
32-2,
Paragraph 2 of the FIEA in connection with the market manipulation conduct.
These administrative actions issued to SMBC Nikko Securities and SMFG are not expected to have a material impact on the Group’s consolidated financial statements.